Exhibit 99.3

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) of Lithium Americas Corp. (“Lithium Americas”, the “Company”, or “LAC”), prepared as of March 30, 2023, should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2022 (“YE 2022 financial statements”). Refer to Notes 2 and 3 of the YE 2022 financial statements for disclosure of the Company’s significant accounting policies. All amounts are expressed in US dollars, unless otherwise stated. References to CDN$ are to Canadian dollars. This MD&A contains “forward-looking statements,” and readers should read the cautionary note contained in the section entitled “Forward-Looking Statements” of this MD&A regarding such forward-looking statements.

OUR BUSINESS

Lithium Americas Corp. is a Canadian-based resource company focused on the advancement of significant lithium projects: the Caucharí-Olaroz project (“Caucharí-Olaroz”), located in Jujuy province in the north-western region of Argentina, and the Thacker Pass project (“Thacker Pass”), located in north-western Nevada, USA. The Company also owns the Pastos Grandes project, located in Salta Province in northwestern Argentina (“Pastos Grandes”). In Argentina, the Caucharí-Olaroz Project is a significant lithium brine project advancing towards first production, and the Pastos Grandes Project represents regional growth opportunities for the Company. The Company owns 44.8% of Caucharí-Olaroz through its ownership interest in Minera Exar S.A. (“Minera Exar”), a company incorporated under the laws of Argentina. Thacker Pass is a sedimentary-based lithium deposit located in the McDermitt Caldera in Humboldt County, Nevada. The Company owns 100% of Thacker Pass through its wholly-owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”).

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5. The Company trades in Canada on the Toronto Stock Exchange (“TSX”) and in the United States on the New York Stock Exchange (“NYSE”) under the symbol “LAC”. The Company operates in the United States through its wholly-owned subsidiary, Lithium Nevada. The Company’s operations concerning Caucharí-Olaroz are conducted in Argentina and the Netherlands through equity investees Minera Exar and Exar Capital B.V. (“Exar Capital”) respectively, which are governed by a shareholders’ agreement between the Company and Ganfeng Lithium Co. Ltd. (“Ganfeng”). The Company and Ganfeng collectively own 91.5% of Minera Exar (Caucharí-Olaroz) and 100% of Exar Capital (a Netherlands entity that provides funding to Minera Exar). For Pastos Grandes, the Company conducts operations through its wholly-owned subsidiaries, Millennial Lithium Corp. (“Millennial”) in Canada and Proyecto Pastos Grandes S.A. (“PPG”) in Argentina. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

2

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

HIGHLIGHTS

Argentina

Caucharí-Olaroz

•
Construction is substantially complete and on track to deliver first production by end of H1 2023.
o
Caucharí-Olaroz expects to ramp up in H2 2023 and reach full production rate of 40,000 tonnes per annum (“tpa”) of lithium carbonate by Q1 2024.
o
Commissioning of the solvent exchange (“SX”) and purification plants are underway with additional purification necessary to achieve battery-quality expected to be completed in H2 2023 following the start of pre-commercial production. Ponds and liming plant are fully operational.
•
As of March 30, 2023, the Company expects its remaining funding requirement to be less than $50 million for capital costs, valued added taxes (“VAT”) and working capital to reach production and positive cash flow.
o
The Company’s portion of funding in Q1 2023 was $38 million.
•
Capital cost estimates and funding requirements have been updated to reflect current production schedule, increased operating costs and inflationary environment in Argentina.
o
Total capital costs, on a 100% basis, have been updated to $979 million at the official Argentina exchange rate from $852 million previously, and compared to an estimated $645 million at the realized market-based exchange rate.
o
Substantially all of the increase in capital costs since the 2020 feasibility study has been offset by realization of higher market-based exchange rate for Argentine pesos.
•
Development planning for Stage 2 expansion of at least 20,000 tpa of lithium carbonate continues to progress to align with completion of Stage 1.

Pastos Grandes Basin

•
The Company continues to advance the Pastos Grandes’ $30 million development plan, targeting completion of the plan and a construction decision in Q4 2023.
•
On December 20, 2022, the Company entered into a definitive arrangement agreement to acquire Arena Minerals Inc. (“Arena Minerals”) for $227 million in shares (on a 100% basis) with a view to consolidating the highly prospective Pastos Grandes basin. The transaction is expected to close in April 2023.

United States

Thacker Pass

•
On March 2, 2023, the Company announced the start of construction activities at Thacker Pass following receipt of notice to proceed from the Bureau of Land Management (“BLM”).
o
Major earthworks are expected to commence in H2 2023 and support the target to commence production in the second half of 2026.
•
On February 22, 2023, the Company announced that it received a Letter of Substantial Completion from the U.S. Department of Energy (“DOE”) Loans Program Office for its application for the DOE’s Advanced Technology Vehicles Manufacturing Loan Program (“ATVM Loan Program”).

3

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

o
The Company expects the DOE ATVM Loan Program process to be completed in 2023 and if approved, to fund up to 75% of the total capital costs for construction for Phase 1.
o
The Company has approved a construction budget of $125 million to Q3 2023 with increased spending expected following completion of the DOE ATVM Loan Program process.
•
On February 6, 2023, the US District Court, District of Nevada (“Federal Court”) ruled favorably for the Company in the appeal filed against the BLM by declining to vacate the Record of Decision (“ROD”).
o
The Federal Court ordered the BLM to consider one issue under the mining law relating to the area designated for waste storage and tailings which is not expected to impact the overall construction timeline.
•
On January 31, 2023, the Company released an independent National Instrument 43-101 feasibility study (the “Thacker Pass Feasibility Study”) and continues to advance the Thacker Pass construction plan targeting 80,000 tpa of battery-quality lithium carbonate production capacity in two phases (“Phase 1” and “Phase 2”) of 40,000 tpa, respectively.
•
On January 31, 2023, mineral reserves and mineral resource estimates were updated with a measured and indicated (“M&I”) mineral resource estimate of 16.1 million tonnes (“Mt”) lithium carbonate equivalent (“LCE”) at an average grade of 2,070 parts per million lithium (“ppm Li”), and proven and probable mineral reserves of 3.7 Mt LCE at an average grade of 3,160 ppm Li.
•
In Q4 2022, Bechtel Corporation was awarded the engineering, procurement and construction management (“EPCM”) contract for Thacker Pass Phase 1, Aquatech International LLC was awarded the contract for the magnesium sulfate and lithium carbonate chemical plants, and EXP Global Inc. received the contract for the sulfuric acid plant.

Corporate

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As at December 31, 2022, the Company had $352 million in cash and cash equivalents and short-term bank deposits, with an additional $75 million in available credit.
o
As of March 30, 2023, following the receipt of $320 million from a first tranche investment by General Motors (NYSE: GM) (“GM”), the Company has approximately $600 million in cash and cash equivalents and short-term bank deposits.
•
On January 30, 2023, Lithium Americas entered into a purchase agreement with GM whereby GM agreed to make a $650 million equity investment in the Company and receive exclusive access to Phase 1 production at Thacker Pass through a binding supply agreement.
o
On February 16, 2023, the initial tranche of $320 million closed with GM’s purchase of 15 million Lithium Americas’ common shares at $21.34 per share. GM is now Lithium Americas largest shareholder and offtake partner.
o
The second tranche of $330 million is contemplated to be invested into the Company’s U.S. business following the proposed separation of its U.S. and Argentine businesses.
•
On November 3, 2022, the Company announced that it intended to advance a reorganization that will result in the separation of its U.S. and Argentine business units into two independent public companies (the “Separation”). The Company continues to advance the execution plan for the Separation, targeting completion in H2 2023.

4

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

PROJECT PROGRESS IN Q4 2022

Caucharí-Olaroz, Jujuy Province, Argentina

Figure A: Commissioning underway with first production on track for end of H1 2023.	Figure B: Focus remains on prioritizing production volume over product quality during ramp-up.
Figure C: Pond harvesting to service the evaporation ponds continues.	Figure D: The team continues to transition from construction to operations.

5

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

Health and Safety

The Total Recordable Injury Frequency rate (“TRIFR”) for Caucharí-Olaroz as at December 31, 2022 was 1.72 per 200,000 hours worked (including contractors at site).

On October 24, 2022, it is with deep sadness that the Company reported two fatalities at site. The two separate incidents occurred at the camp and were not the result of workplace accidents.

Construction Progress

With construction nearing completion, focus remains on prioritizing production volume over product quality during the ramp-up phase. Accordingly, completion of a portion of the purification process designed to achieve battery-quality product has been deferred and is expected to be completed in the second half of 2023. Prior to completion of the entire processing system and start of production, the project is planned to produce lithium carbonate product of lower than battery-grade, which is expected to be sold by the Company and Ganfeng to third parties under their contracts.

Evaporation Ponds and Production Wells

As of the date of this MD&A, approximately 34.5 million cubic meters (“m3”) of brine have been pumped into the ponds for evaporation. Pond harvesting to recover entrained brine and remove salt deposited at the bottom of the evaporation ponds continues.

Infrastructure

Construction of all required infrastructure was completed in Q3 2022.

Lithium Carbonate Plant

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Solid-liquid separation (SSL) and SX plant have been completed.
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Potassium chloride (KCl) plant is over 95% complete.
•
Contractors are on site working towards completing the remainder of the lithium carbonate plant.
•
A team focused on construction closing was engaged to complete construction.

Capital Expenditures

Total capital costs, on a 100% basis, have been updated to $979 million at the official Argentina exchange rate from $852 million previously, and compared to an estimated $645 million at the Company’s realized market-based exchange rate.

Substantially all of the increase in capital costs since the 2020 feasibility study has been offset by realization of higher market-based exchange rate for Argentine pesos.

Project Financing and Liquidity

As of March 30, 2023, the Company expects its portion of the remaining funding requirement to be less than $50 million for capital costs, VAT and working capital to reach production and positive cash flow.

The Company’s portion of funding in Q1 2023 was $38 million.

6

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

Stage 2 Expansion

Development planning for a Stage 2 expansion of at least 20,000 tpa LCE continues to progress to align with completion of Stage 1. In Q2 2022, the seven local communities in the vicinity of the project approved increasing the scope of the project to accommodate a proposed expansion.

Thacker Pass, Nevada, USA

DOE Loan Application and Financing Process

In February 2023, the Company received a Letter of Substantial Completion from the DOE confirming that the Company’s application for the ATVM Loan Program contains all the information necessary to commence confirmatory due diligence and term sheet negotiation.

The Letter of Substantial Completion follows the Company’s April 2022 application for the DOE ATVM Loan Program. If the Company is offered a loan by DOE, it expects funding from the ATVM Loan Program to provide up to 75% of Thacker Pass’ total capital costs for construction for Phase 1. Relevant development costs incurred at Thacker Pass may qualify as eligible costs under the ATVM Loan Program as of January 31, 2023. DOE’s invitation to enter into due diligence is not an assurance that DOE will offer a term sheet to the applicant, or that the terms and conditions of a term sheet will be consistent with terms proposed by the applicant. The foregoing matters are wholly dependent on the results of DOE advanced due diligence and DOE’s determination whether to proceed.

With the combination of expected funding from the ATVM Loan Program and GM’s $650 million equity investment and cash on hand, the Company expects to have secured the necessary funding to substantially de-risk Thacker Pass Phase 1 construction.

General Motors

On January 31, 2023, Lithium Americas entered into a purchase agreement with GM pursuant to which GM will make a $650 million equity investment in two tranches. The investment from GM will support the North American business in creating the foundation for an independent U.S. business focused on Thacker Pass and a North American lithium supply chain. This investment is the largest-ever investment to date by an automaker to produce battery raw materials.

On February 16, 2023, the first tranche of $320 million closed with GM’s purchase of 15 million common shares of Lithium Americas at $21.34 per share, upon which Lithium Americas and GM entered into an offtake agreement where GM will receive exclusive access to Phase 1 production through a binding supply agreement and a Right of First Offer on Phase 2 production. GM is now Lithium Americas largest shareholder and offtake partner. The second tranche of $330 million is contemplated to be invested into the Company’s U.S. business following completion of the Separation anticipated for later this year, and is subject to a number of conditions and approvals, including the Company securing sufficient funding to complete the development of Phase 1 of Thacker Pass. Financial advisory fees of approximately $24 million will be payable upon completion of the GM transaction.

Process Engineering and Design

Feasibility Study for Phase 1 and 2

On January 31, 2023, the Company announced the results of the Thacker Pass Feasibility Study targeting an initial production capacity of 40,000 tpa of lithium carbonate (“Li2CO3”) with a second stage expansion targeting a total production capacity of 80,000 tpa. A project life of 40 years (“LOM”) is expected to utilize less than 25% of the current M&I mineral resource estimate.

7

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

The Thacker Pass Feasibility Study results reflect operational and process improvements, including increased extraction rates from an optimized mine plan through new ore control strategy, an increase in sulfuric acid utilization by targeting illite clay with greater potential for increasing lithium extraction per tonne of sulfuric acid and increased crystallization steps to further remove magnesium impurities.

Other process and design improvements were made to further minimize the project’s environmental impact, including, increased capacity to 80,000 tpa within the same mining footprint as the permitted pit boundary and without increasing the size of the sulfuric acid plant, additional beneficiation and neutralization circuits to increase the neutrality of filter pressed tailings and implementing a tail gas scrubber utilizing a neutralization solution in the sulfuric acid plant to minimize emissions and reduce impacts to ambient air quality.

Phase 1 will consist of a single sulfuric acid plant with a nominal production rate of 3,000 tonnes per day (“tpd”) sulfuric acid. Phase 2 construction will begin upon completion of Phase 1, with the addition of a second sulfuric acid plant with an additional nominal production rate of 3,000 tpd.

Total designed capacity is 80,000 tpa Li2CO3 production upon completion of both Phase 1 and Phase 2. Actual production varies by year with highest production rates in the earlier years of operations; anticipated average production of approximately 70,000 tpa Li2CO3 in the first 25 years and approximately 67,000 tpa over LOM, including ramp up of Phase 1 and Phase 2.

Thacker Pass Feasibility Study Summary

Scenarios	Year 1-25	40 Years LOM
Design production capacity	80,000 tpa Li2CO3 (Phase 1 - 40,000 tpa)
Mining method	Continuous open-pit mining
Processing method	Sulfuric acid leaching
Mineral reserves	3.7 Mt LCE at a grade of 3,160 ppm Li
Period	25 years	40 years
Lithium carbonate price[1]	$24,000 / t Li2CO3
Initial capital costs – Phase 1	$2,268 million
Initial capital costs – Phase 2	$1,728 million
Sustaining capital costs	$628 million	$1,510 million
Operating Costs (average)	$6,743 / t	$7,198 / t
Average Annual EBITDA (per year)[2]	$1,176 million	$1,094 million
After-tax net present value (“NPV”) @ 8% Discount Rate	$4,950 million	$5,727 million
After-tax internal rate of return (“IRR”)	21.2%	21.4%

1 Based on Q3 2022 long-term lithium carbonate price outlook from a leading industry market consultant.

2 Non-GAAP financial measure - refer to section "Use of Non-GAAP Financial Measures and Ratios".

8

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

Detailed scientific and technical information with respect to the feasibility study on the Thacker Pass Project can be found in the Thacker Pass Technical Report that was filed with the securities regulatory authorities in each of the provinces and territories of Canada on January 31, 2023.

Construction Update

On March 2, 2023, the Company announced the start of construction activities at Thacker Pass following receipt of notice to proceed from the BLM, including site preparation, geotechnical drilling, water pipeline development and associated infrastructure. Contracts for major earthworks have been awarded with activities expected to commence in the second half of 2023.

Thacker Pass is expected to create over 1,000 jobs during construction and 500 jobs during operations. Phase 1 production is targeted to commence in the second half of 2026.

Major Construction Contracts

The Company has awarded the EPCM contract to Bechtel Corporation, a trusted industry-leading firm that has built more than 25,000 projects for industries and governments in 160 countries on all seven continents. Lithium Americas and Bechtel share a commitment towards a safer, cleaner, more equitable and prosperous future, by advancing towards increased energy security and advanced decarbonization targets. Bechtel will be fully integrated into the Company's team and will be responsible for engineering, procurement and execution planning services, along with overall project management.

Other major construction contracts awarded include:

•
Lithium Carbonate and Purification. Aquatech International LLC (“Aquatech”) has been awarded the contract for the magnesium sulfate and lithium carbonate chemical plants. Established in 1981 and based in Canonsburg, PA, Aquatech specializes in delivering innovative process technology for the refining and purification of battery-grade lithium products from various sources as well as enabling critical mineral recovery from extraction to high-purity products. ICD Process Technologies, a division of Aquatech has state-of-the-art process development, validation and testing capabilities, supporting the optimization and long-term sustainability of lithium production to ensure lowest carbon and water footprint resulting in minimal impact on the environment.
•
Sulfuric Acid Plant. EXP Global Inc. (“EXP”) has been awarded the contract for the engineering, procurement, construction support, commissioning and start-up services for the sulfuric acid plant. Established in 1906 and operationally headquartered in Chicago, EXP is a global leader in oil, gas and chemicals. MECS, Inc. (“MECS”) was awarded the contract for the technology license, engineering and equipment for their state-of-the-art MECS® Heat Recovery System, to harness waste heat to generate steam which will subsequently be converted into carbon-free electricity for the processing plant.

Mineral Reserve and Mineral Resource Estimate Update

In January 2023, the Company announced an updated Mineral Reserve estimate for Thacker Pass of 3.7 Mt of LCE grading at 3,160 ppm Li of Proven and Probable (“P&P”), comprised of 3.3 Mt LCE Proven Reserves at 3,180 ppm Li and 0.4 Mt LCE of Probable Reserves at 3,010 ppm Li. The Company also released an expanded Mineral Resource estimate of 16.1 Mt of LCE grading 2,070 ppm Li of M&I, comprised of 7.0 Mt LCE Measured Resources at 2,450 ppm Li and 9.1 Mt LCE Indicated Resources at 1,850 ppm Li. The Mineral Resource estimate also included 3.0 Mt LCE of Inferred Resources grading 1,870 ppm. Mineral Reserves have been converted from measured and indicated Mineral Resources in the Thacker Pass Feasibility Study and have demonstrated economic viability. The

9

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

effective date of the estimates is November 2, 2022. See the Company’s news release dated January 31, 2023 and the Thacker Pass Technical Report filed on SEDAR for further details.

Regulatory and Permitting

All state and federal permits to begin construction are in place and the Company has received a notice to proceed with construction from the BLM.

On February 6, 2023, the Company received a favorable ruling from the Federal Court for the appeal filed against the BLM for the issuance of the ROD (the “Initial ROD Challenge”). The Federal Court declined to vacate the ROD for the mining Plan of Operations and ordered the BLM to consider one issue under the mining law relating to whether the Company possess adequate mining-claim rights to the lands over the area in which the waste rock storage and tailings are expected to be located. The court did not impose any restrictions expected to impact the construction timeline. The Company is working with the BLM to complete the required follow-up for this issue. A subsequent appeal of the Federal Court’s ruling in the Initial ROD Challenge was filed in the U.S. Court of Appeals for the Ninth Circuit in February 2023. All of the motions were denied by the Ninth Circuit and construction commenced on February 28, 2023. The Company will continue to support the ROD issued by the BLM by acting as an intervenor in the appeal.

On February 16, 2023, three Native American tribes filed a new lawsuit against the BLM alleging among other things, adequacy of consultation by the BLM for the issuance of the ROD. The arguments advanced in the new lawsuit overlap with certain of the arguments advanced during the Initial ROD Challenge. The Company will apply to act as an intervenor in this new lawsuit in support of the ROD.

The Company’s application to transfer the Company’s existing and optioned water rights for all of Phase 1 was approved by the State Engineer in February 2023. An appeal of the state engineer’s decision to approve the water rights application was filed on March 1, 2023.

Social Responsibility

Lithium Americas continues to work collaboratively with the Fort McDermitt Tribe and communities closest to Thacker Pass to advance our shared priorities.

Community Benefits Agreement with Fort McDermitt Tribe

The Fort McDermitt Tribe is located approximately 60 kilometers (35 miles) by road from the Thacker Pass Project site. Building on several years of engagement and relationship-building between the Company and the Tribe, and more than 20 meetings to develop an agreement to solidify engagement between the parties and the improvements favoured by the Tribe, in October 2022 the parties signed a Community Benefits Agreement (“CBA”). The CBA will provide the Tribe with infrastructure development including a commitment to build a new 8,000 square foot community center with on-site daycare, preschool, playground, cultural facility and communal greenhouse; provide training and employment opportunities for members of the Tribe; funding to support cultural education and preservation work by the Tribe; and business and contracting opportunities between the parties.

Skills Training and Cultural Assessment Job Opportunities

In October 2022, additional heavy equipment operator training for Tribe members took place on tribal lands, in anticipation of providing jobs during construction.

In late 2021 and early 2022, the Company arranged for specialized cultural monitor training for Tribe members, resulting in 11 members securing work with Far Western between April to mid-July 2022 to complete the cultural work at Thacker Pass.

10

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

Community Engagement

The community of Orovada is the closest community to the Thacker Pass project site, located approximately 20 kilometers (12 miles) from site. For nearly two years, the Company has met regularly with the community for the purpose of identifying community concerns and exploring ways to address them. Meetings were initially informal and open to the entire community, then progressed to the community’s formation of a formal committee to engage with the Company with the help of an independent facilitator, resulting in a constructive dialogue between the parties. Issues the parties have agreed to address include the local K-8 school, which will be replaced by a new school with design and construction to be 100% funded by the Company. A location for the new school has been selected by the community, and a preliminary design has been prepared by the Company. Detailed engineering and construction planning work is currently underway.

In coordination with the Nevada Department of Transportation, the Company is planning to complete traffic improvements to a local highway intersection in the Town of Orovada in Q2 2023. The safety upgrades at the intersection of US-95 and SR293 were developed in consultation with the local community, who are very supportive of the proposed works.

Initiative for Responsible Mining Assurance (“IRMA”)

Lithium Americas is a Pending Member of IRMA. The Company continues to identify and address areas of opportunities for improvement, in preparation for commencing an external audit upon adoption of the IRMA Ready Standard for Responsible Mineral Exploration and Development framework.

Pastos Grandes, Salta Province, Argentina

Development Plan

The Pastos Grandes Project is a lithium brine mineral project located in the central portion of the Salar de Pastos Grandes Basin in the Salta Province, Argentina. A technical report for the project was prepared by Millennial prior to its acquisition by the Company in Q1 2022. The Company is not treating the mineral resource estimate as a current mineral resource estimate, and a “Qualified Person” under NI 43-101 has not done sufficient work to classify this historical mineral resource estimate as a current mineral resource. While the mineral resource estimate was reported by Millennial in accordance with Canadian Institute of Mining, Metallurgy and Petroleum categories, the Company is unable to verify the relevance and reliability of the estimate at this time and is not in a position to determine what additional work will be required to verify the mineral resource estimate as a current mineral resource.

The Company is proceeding with a development plan for the project, with a $30 million budget, with a view to validating prior work on the project and further optimizing prospective operations. The development plan includes:

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Work to update the mineral resource estimate, including a review of technical information prepared by Millennial and new information advanced by the Company’s project team, a review of information provided by Arena Minerals about the basin and its neighboring project under a collaboration agreement with the Company, and information related to other tenements forming part of the Pastos Grandes project that were excluded from the original resource estimate published prior to the Company’s acquisition of Millennial.
•
A geophysical program, the first phase of which was completed in 2022, with a second phase currently in progress to map the basin, the brine/water interface and brine geological units, the results of which are expected in Q2 2023.

11

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

•
A study of the fresh water and brine systems in the Pastos Grandes Basin in two phases, with the first phase to collect information to allow the Company to develop a brine and water production model expected to last one year and now underway.
•
A camp improvement initiative launched to improve site conditions, including the acquisition of a new ambulance, enhancing medical support available on site, and upgrading facilities such as kitchens and living quarters.

Health and Safety

Pastos Grandes has had more than 300 days without a lost time incident, with a focus on continually improving safety standards. A near-miss campaign is being implemented, among other initiatives to further develop the site’s safety culture.

Process and Engineering

The Pastos Grandes project has an on-site pilot plant that has been producing lithium carbonate samples since April 2021. Progress to advance process and engineering work since the project’s acquisition in early 2022 has included:

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Completion of an engineering status assessment applying front-end loading (FEL) standards, and development of an action plan to complete engineering.
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Advanced conceptual engineering, including mapping of 2023 trial process runs, for the production of concentrated brine with a target level of 2.7% lithium concentration for Pastos Grandes phase 1 production targeting 20,000 tpa LCE.
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Identified primary locations for the construction of ponds, a pre-treatment plant and a solids waste disposal area, in alignment with existing permits.
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Performed trials of direct lithium extraction (“DLE”) technologies using Pastos Grandes brine to identify a technology for pilot scale works in 2023. DLE technologies are under consideration for use in potential expansion planning scenarios for the Pastos Grandes project.
•
Engaged energy specialists to analyze potential alternatives for the supply of energy for the Pastos Grandes project.

Social Responsibility

The Pastos Grandes team has established positive relationships with the project’s affected communities based on years of engagement and being an active community participant. Recent progress in the communities includes:

•
Continuing work to improve water quality and maintenance at the local community center and for a freshwater well provided by the Company for the local community in Santa Rosa de los Pastos Grandes.
•
Holding meetings to engage with the community of Estación Salar de Pocitos, which is located along the road connecting the Pastos Grandes and Cauchari-Olaroz projects, which is a preferred construction and logistics route in the event of eventual construction of the Pastos Grandes project to potentially leverage synergies between the two projects.

12

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

Corporate Development

Separation Process

On November 3, 2022, the Company announced that it intended to advance a reorganization that will result in the separation of its U.S. and Argentine business units into two independent public companies. The Company continues to advance the Separation. It is intended that the Separation will be completed by way of Plan of Arrangement under the laws of British Columbia. In due course, subject to board approval, following execution of an arrangement agreement, the Company will file and mail a comprehensive management information circular with details on the Separation and both companies in connection with the shareholder meeting to consider the Separation. Among other topics, at such time, the Company will provide more details regarding the proposed board composition and leadership teams for both companies and details as to the anticipated timeline of the transaction. The execution plan currently provides for completion of the Separation in H2 2023.

Arena Minerals - Sal de la Puna Project, Argentina

On December 20, 2022 the Company entered into a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which Lithium Americas has agreed to acquire all of the issued and outstanding common shares of Arena Minerals not already owned by Lithium Americas (each, an “Arena Share”) by way of a plan of arrangement. Pursuant to the Arrangement Agreement, shareholders of Arena Minerals will receive 0.0226 of a Lithium Americas common share for each Arena Share held (the "Consideration"). The Consideration to Arena Minerals implies a total equity transaction value (on a 100% basis) of US$227 million (C$311 million), based on the closing price on December 19, 2022. Closing of the transaction is expected in April 2023.

SELECTED FINANCIAL INFORMATION

Selected Annual Financial Information

The following table provides a brief summary of the Company’s financial operations for the year ended December 31, 2022 (“FY 2022”), December 31, 2021 (“FY 2021”), and December 31, 2020 (“FY 2020”).

For more detailed information, refer to the audited consolidated financial statements for FY 2022, FY 2021, and FY 2020 which can be found on the SEDAR website (www.sedar.com).

		Years Ended December 31,
(in US$ thousands)	2022	2021	2020
		$	$
Expenses	(163,353)	(46,149)	(30,614)
Net loss	(93,568)	(38,488)	(36,234)
Total comprehensive loss	(93,568)	(38,488)	(35,854)
Loss per share - basic	(0.70)	(0.32)	(0.38)
Loss per share - diluted	(0.70)	(0.32)	(0.38)
Cash and cash equivalents and Short-term bank deposits	352,102	510,607	148,070
Total assets	1,016,548	817,342	326,723
Total long-term liabilities	(212,901)	(272,771)	(127,266)

13

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

Expenses increased from 2021 to 2022, primarily due to increased share of loss of the Caucharí-Olaroz project mainly as a result of foreign exchange revaluation of intercompany loans; increases in exploration and evaluation expenditures as result of the timing of Lithium Nevada project development activities; stock-based compensation and general and administrative expenses primarily as a result of an increase in salaries, professional fees and office and administration expenses.

In 2022, total assets increased primarily due to the acquisition of Millennial. Total long-term liabilities decreased due to a decrease in the fair value of the convertible senior notes derivative liability, the repayment of the subordinate loan facility in early 2022, offset by accrued interest on convertible senior notes.

Quarterly Information

Selected consolidated financial information is as follows:

(in US$ millions)		2022			2021
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Total assets	1,016.5	1,023.9	1,043.5	1,136.2	817.3	716.2	708.6	707.9
Property, plant and equipment	9.0	8.8	9.2	8.7	4.4	3.5	1.6	1.8
Working capital	336.4	388.6	435.4	488.7	524.3	476.1	499.4	512.8
Total liabilities	232.5	251.3	231.5	308.5	281.0	188.7	165.0	146.0
Expenses	(31.8)	(25.3)	(90.3)	(16.0)	(7.7)	(16.6)	(13.0)	(8.8)
Net income/(loss) for the period	10.1	(40.9)	(16.6)	(46.1)	8.0	(17.2)	(19.3)	(9.9)
Basic income/(loss) per common share	0.07	(0.30)	(0.12)	(0.35)	0.07	(0.14)	(0.16)	(0.09

Notes:

1.
Quarterly amounts added together may not equal to the total reported for the period due to rounding or reclassifications.
2.
Working capital is the difference between current assets and current liabilities (refer to section “Use of Non-GAAP Financial Measures and Ratios”).

Changes in the Company’s total assets, working capital, liabilities and net income (loss) were driven mainly by financings, M&A transactions, increases in loans and contributions to Caucharí-Olaroz, expenses in the period, changes in fair value of convertible senior notes derivative liability and the Company’s share of results of Caucharí-Olaroz.

In Q4 2022, total assets and working capital decreased primarily due to a decrease in cash and cash equivalents which were used to fund the Company's operations. Total liabilities decreased primarily due to a decrease in fair value of the convertible senior notes derivative liability by $34.9 million, partially offset by accrued interest on the convertible senior notes of $5.4 million.

In Q3 2022, total assets decreased primarily due to the expenses in the period, the Company’s share of loss of Caucharí-Olaroz of $8.3 million and a loss on the fair value of warrants of Arena Minerals of $1.4 million. Total liabilities increased primarily due to a $18.4 million increase in fair value of the convertible senior notes derivative liability since Q2 2022, partially offset by an interest payment of $2.8 million on the convertible senior notes in July 2022.

In Q2 2022, total assets decreased primarily due to the Company’s share of loss of Caucharí-Olaroz of $71.5 million, a loss on fair value of Arena Minerals warrants of $3.8 million and a loss on the fair value of common shares of Green Technology Metals Limited (“Green Technology Metals”) of $4.2 million. Total liabilities decreased primarily due to a decrease in fair value of the convertible senior notes derivative liability by $81.6 million, offset by accrued interest on the convertible senior notes of $2.5 million.

14

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

In Q1 2022, total assets and total liabilities increased primarily due to the acquisition of Millennial, a $50.3 million increase in fair value of the convertible senior notes derivative liability, offset by a repayment of $24.7 million on limited recourse loan facility balance and accumulated interest.

In Q4 2021, total assets, working capital and total liabilities increased primarily due to the $250 million in net proceeds raised from the convertible senior notes offering, and the $59 million drawdown on the senior credit facility, which were partially offset by full repayment and termination of the $205 million senior credit facility.

In Q1 2021, total assets and working capital increased primarily due to the $377 million in net proceeds raised from the underwritten equity offering.

Results of Operations – Net Loss Analysis

Year Ended December 31, 2022 versus Year Ended December 31, 2021

The following table summarizes the items that resulted in an increase in net loss for the year ended December 31, 2022 versus the year ended December 31, 2021, as well as certain offsetting items:

Financial results	Years Ended December 31,		Change
(in US$ million)	2022	2021
	$	$	$
Exploration and evaluation expenditures	(49.2)	(36.0)	(13.2)
General and administrative	(22.9)	(10.4)	(12.5)
Equity compensation	(6.6)	(5.4)	(1.2)
Share of (loss)/gain of Cauchari-Olaroz project	(83.3)	5.9	(89.2)
Share of loss of Arena Minerals	(1.4)	(0.3)	(1.1)
Transaction costs	-	(0.1)	0.1
Loss on JEMSE transaction	-	(4.7)	4.7
Gain on modification of the loans to Exar Capital	20.4	-	20.4
Gain on Financial Instruments measured at fair value	42.0	21.4	20.6
Finance costs	(21.3)	(14.3)	(7.0)
Foreign exchange gain	3.4	0.1	3.3
Finance and other income	25.3	5.2	20.1
Income from discontinued operations	-	0.1	(0.1)
Net Loss	(93.6)	(38.5)	(55.1)

Higher net loss during the year ended December 31, 2022, is primarily attributable to:

•
higher share of loss of Caucharí-Olaroz related to amendment to the terms of the loans provided by Exar Capital to Minera Exar to introduce a revised repayment mechanism linked to the implied market foreign exchange rate in Argentina which resulted in an extinguishment of the loans and the recognition of a related loss (see Note 6 of the Company’s YE 2022 financial statements);
•
an increase in Thacker Pass exploration and evaluation expenditures related to engineering efforts, permitting and feasibility study preparation;
•
an increase in general and administrative expenses due to an increase in salaries, insurance, legal and consulting fees; and
•
increased finance costs due to interest on the convertible senior notes liability.

Higher loss was partially offset by:

•
gain on change in fair value of convertible notes derivative driven primarily by a decrease in market value of the Company’s shares;

15

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

•
gain on modification of the loans to Exar Capital as a result of introducing interest on the loans to Exar Capital (see Note 6 of the Company’s YE 2022 financial statements); and
•
higher finance income from loans to Exar Capital and interest earned on cash investments with financial institutions and loans.

Expenses

Exploration and evaluation expenditures for the year ended December 31, 2022, of $49.2 million (2021 – $36.0 million) include expenditures incurred for Thacker Pass and Pastos Grandes projects. The increase in the Company’s exploration expenditures is mostly due to higher consulting, salaries, field supplies, permitting and environmental costs incurred during the year and the timing of permitting and other expenditures on the projects.

Equity compensation for the year ended December 31, 2022 of $6.6 million (2021 - $5.4 million) is a non-cash expense and consists of $4.5 million (2021 - $2.8 million) fair market value of RSUs, and the $2.1 million (2021 - $2.6 million) fair value of PSUs vested during the period. Higher equity compensation during the year ended December 31, 2022 was mainly due to the timing of equity awards.

Included in general and administrative expenses during the year ended December 31, 2022, of $22.9 million (2021 - $10.4 million) are:

•
Office and administrative expenses of $4.6 million (2021 - $2.5 million), which increased as a result of higher insurance costs due to tight insurance market conditions.
•
Professional fees of $7.6 million (2021 - $2.4 million) consisting mainly of legal fees of $2.7 million (2021 - $0.6 million), and consulting fees of $4.1 million (2021 - $1.4 million). Professional fees were higher due to increased corporate activities.
•
Salaries and benefits of $8.7 million (2021 - $4.2 million) increased mainly due to an increase in the number of employees to support growth of the Company’s operations, increases in remuneration of employees and directors due to an increase in operations and remuneration of the Pastos Grandes employees which has been consolidated in the Company’s results since the acquisition on January 25, 2022.

Other Items

Gain on change in fair value of convertible notes derivative of $47.7 million was driven by changes in the underlying valuation assumptions, including a decrease as at December 31, 2022 compared to December 31, 2021, of the Company's market share price from $29.12 to $18.95 and an increase in the risk-free interest rate from 1.37% to 4.13%. The fair value of the derivatives was estimated using a partial differential equation method with Monte Carlo simulation. This gain was partially offset by loss on change in fair value of Arena Minerals warrants and Green Technology Metals shares of $3.1 million and $2.6 million, respectively.

In Q2 2022, certain of the loans provided by Exar Capital to Minera Exar were amended to introduce a revised repayment mechanism linked to the implied market foreign exchange rate in Argentina, which represents an embedded derivative. This change in the terms of the loans resulted in an extinguishment of the pre-existing loans and the recognition of a related loss, and a subsequent loss on the embedded derivative due to the Argentine peso devaluation. The Company’s share of this loss was $60.3 million (net of tax impact), which constituted most of the $83.3 million share of loss of Cauchari-Olaroz project.

Finance and other income during the year ended December 31, 2022 was $25.3 million (2021 - $5.2 million) and includes mainly interest on the Company’s interest-bearing loans to Exar Capital and cash and cash equivalents.

16

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

Three Months Ended December 31, 2022 versus Three Months Ended December 31, 2021

The following table summarizes the items that resulted in an increase in net income for the three months ended December 31, 2022 (“Q4 2022”) versus the three months ended December 31, 2021 (“Q4 2021”), as well as certain offsetting items:

Financial results	Three Months Ended December 31,		Change
(in US$ million)	2022	2021
	$	$	$
Exploration and evaluation expenditures	(15.8)	(10.1)	(5.7)
General and administrative	(8.9)	(3.2)	(5.7)
Equity compensation	(4.2)	(2.2)	(2.0)
Share of (loss)/gain of Cauchari-Olaroz project	(2.3)	7.9	(10.2)
Share of loss of Arena Minerals	(0.7)	(0.2)	(0.5)
Gain on Financial Instruments measured at fair value	36.9	19.9	17.0
Finance costs	(5.5)	(5.5)	-
Foreign exchange gain	1.7	-	1.7
Finance and other income	8.9	1.3	7.6
Net Income	10.1	7.9	2.2

Higher net income in Q4 2022 is primarily attributable to:

•
gain on change in fair value of convertible notes derivative driven primarily by a decrease in market value of the Company’s shares in Q4; and
•
higher finance income from interest on the loans to Exar Capital and interest earned on cash investments with financial institutions and loans.

Higher income was partially offset by:

•
an increase in Thacker Pass exploration and evaluation expenditures related to engineering efforts, permitting and feasibility study preparation;
•
lower share of income on the Caucharí-Olaroz project, driven primarily by lower recognized deferred tax asset; and
•
an increase in general and administrative expenses due to an increase in salaries as a result of increase in the number of employees to support growth of the Company’s operations.

Expenses

Exploration and evaluation expenditures for Q4 2022 of $15.8 million (2021 – $10.1 million) include mostly expenditures related to permitting, engineering and feasibility study-related preparation costs for the Thacker Pass and Pastos Grandes projects.

Equity compensation for Q4 2022 of $4.2 million (2021 – $2.2 million) is a non-cash expense and consists of the $3.5 million (2021 – $1.6 million) fair market value of RSUs, and $0.7 million (2021 – $0.6 million) fair value of PSUs vested during the period.

General and administrative expenses during Q4 2022 were $8.9 million (2021 – $3.2 million), an increase due to higher salaries and benefits resulting from an increase in the number of employees to support growth of the Company’s operations.

17

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

Other Items

Gain on change in fair value of convertible notes derivative of $34.9 million was driven by changes in the underlying valuation assumptions as at December 31, 2022, including a decrease as at December 31, 2022 compared to September 30, 2022, of the Company's market share price from $26.23 to $18.95. The fair value of the derivatives was estimated using a partial differential equation method with Monte Carlo simulation. Gain on change in fair value of Arena Minerals warrants and Green Technology Metals shares were $1.0 million and $0.9 million, respectively.

Finance and other income during the Q4 2022 was $8.9 million (2021 – $1.3 million) and includes interest income on the Company’s loans to Exar Capital and cash and cash equivalents.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Years Ended December 31,
(in US$ million)	2022	2021
	$	$
Cash used in operating activities	(65.2)	(53.2)
Cash used in investing activities	(230.8)	(115.8)
Cash (used)/ provided by financing activities	(23.5)	531.4
Effect of foreign exchange on cash	3.4	0.1
Change in cash and cash equivalents	(316.1)	362.5
Cash and cash equivalents - beginning of the year	510.6	148.1
Cash and cash equivalents - end of the year	194.5	510.6

As at December 31, 2022, the Company had cash and cash equivalents of $194.5 million, short-term bank deposits of $157.6 million and working capital of $336.5 million, compared to cash and cash equivalents of $510.6 million and working capital of $524.3 million as at December 31, 2021.

In Q1 2022, the Limited Recourse Loan Facility balance of $25 million and accumulated interest were repaid and cannot be reborrowed as per the terms of the facility. The remaining undrawn available balance under the facility is $75 million.

Liquidity Outlook

Lithium Americas’ share of outstanding construction costs for the Caucharí-Olaroz project is expected to be fully funded with its cash balance. The Company has flexibility to use its own funds for its share of outstanding construction costs for Caucharí-Olaroz, subject to the use of proceeds restrictions of the recent equity offerings. In Q4 2021, Q1 2022 and Q4 2022, Minera Exar obtained $80 million, and in Q1, 2023 $77 million in third-party loans that were secured or guaranteed by Lithium Americas and/or Ganfeng or Exar Capital B.V. to fund the project construction. Minera Exar is seeking to enter into additional loan arrangements of a similar nature in the future.

On January 30, 2023, Lithium Americas entered into a purchase agreement with GM pursuant to which GM agreed to make a $650 million equity investment in Lithium Americas in two tranches. Proceeds from the investment, including from the first tranche of approximately $320 million which closed on February 16, 2023, will be used for the construction of the Thacker Pass Project. The second tranche investment by GM is contemplated to occur after completion of the Separation and is conditional upon certain conditions including that the Company secures sufficient funding to complete the development of Phase 1 of the Thacker Pass Project as set out in the Feasibility Study. The Company is also required to seek shareholder approval for GM to acquire a 20% or greater interest in the Company in order to meet anticipated requirements of the TSX.

18

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

The Company continues to advance its formal application under the ATVM Loan Program submitted in April 2022 to the DOE for partial funding of the Thacker Pass project. The ATVM Loan Program is designed to provide funding to U.S. companies engaged in the manufacturing of advanced technologies vehicles and components used in those vehicles. On February 22, 2023, the Company announced that it received a Letter of Substantial Completion from the DOE Loan Programs Office for its application to support the financing of the Thacker Pass Project. The Letter of Substantial Completion determines that the Company’s application under the ATVM Loan Program contains all the information necessary to conduct an eligibility assessment and that the process can commence to engage in confirmatory due diligence and term sheet negotiation. If the Company is offered a loan by the DOE, it expects funding from the ATVM Loan Program to provide up to 75% of the Thacker Pass Project’s total capital costs for construction of Phase 1. DOE’s invitation to enter into due diligence is not an assurance that DOE will offer a term sheet to the applicant, or that the terms and conditions of a term sheet will be consistent with terms proposed by the applicant. The foregoing matters are wholly dependent on the results of DOE advanced due diligence and DOE’s determination whether to proceed.

The Company expects the first tranche investment by GM and other sources of financing to provide sufficient financial resources to fund the development of Thacker Pass, Pastos Grandes, its share of Cauchari-Olaroz expenditures, general and administrative and other expenditures for at least the next eighteen to twenty-four months.

The timing and the amount of expenditures for the Thacker Pass and Pastos Grandes projects are within the control of the Company due to its direct and sole ownership interests in the projects. Pursuant to the agreements governing the Caucharí-Olaroz project, decisions regarding capital budgets for the project require agreement between Lithium Americas and the project co-owner, Ganfeng.

The Company continues to develop its projects and does not generate revenues from operations. The Company’s capital resources are driven by the status of its projects, and its ability to compete for investor support of its projects.

Over the long-term, the Company expects to meet its obligations and fund the development of its projects through its financing plans described above; however, due to the conditions associated with such financing, there can be no assurance that the Company will successfully complete all of its contemplated financing plans. Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not engage in currency hedging to offset any risk of currency fluctuations.

Operating Activities

Cash used in operating activities during the year ended December 31, 2022, was $65.2 million compared to $53.2 million during the year ended December 31, 2021. The significant components of operating activities are discussed in the Results of Operations section above.

Investing Activities

Cash used in investing activities during the year ended December 31, 2022 was $230.8 million, compared to $115.8 million used during the year ended December 31, 2021. During the year ended December 31, 2022, the Company invested $155.0 million in short-term bank deposits with a maturity within three to twelve months from the date of acquisition and interest rates ranging between 3%-4.5% per annum. The Company provided $79.7 million in loans to Exar Capital, invested $10.0 million in Green Technology Metals, $5.0 million in Ascend Elements, and in relation to the Millennial acquisition, paid $5.0 million of transaction costs and, $17.2 million of acquisition date payables and, received $33.5 million in cash and $20 million from the release of an escrow deposit. Additions to exploration and evaluation assets were $5.4 million (2021 - $1.3 million).

19

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

Financing Activities

Senior Convertible Notes and Loan Facility

On December 6, 2021, the Company closed an offering of $225 million aggregate principal amount of 1.75% convertible senior notes due in 2027 (the “Convertible Notes”, “Notes” and the “Offering”). On December 9, 2021, the initial purchasers under the Offering exercised, in full, their option to purchase up to an additional $33.75 million aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258.75 million. See Note 10 of the Company’s FY 2022 financial statements for details regarding the terms of the Notes.

The Company used a portion of the net proceeds from the Offering to repay in full and terminate its $205 million senior secured credit facility and to repay in Q1 2022 the $25 million outstanding amount under its limited recourse loan facility balance. The remaining undrawn available balance under the limited recourse loan facility is $75 million.

ATM Program and Underwritten Public Offering

ATM Program

On November 30, 2020, the Company closed an at-the-market equity program (“ATM Program”) of $100 million in gross proceeds from the sale of 9.3 million common shares. As of December 31, 2022, the Company used approximately $50.0 million of the $96.8 million in net proceeds from the ATM Program for general corporate and working capital purposes.

Underwritten Public Offering

On January 22, 2021, the Company closed an underwritten public offering (the “Underwritten Public Offering”) of 18.2 million common shares, including 2.3 million common shares under an over-allotment option, at a price of $22.00 per share, for approximate gross proceeds to the Company of $400 million. Total net proceeds of the offering, after deducting underwriters’ fees and other expenses, were approximately $377 million.

As of December 31, 2022, the Company used approximately $99.0 million of the net proceeds from the Underwritten Public Offering including $80.2 million on pre-construction and engineering costs for Thacker Pass and $18.8 million on interest expense due under the Senior Credit Facility and the Convertible Notes. The balance of funds has not been deployed to date.

Although the Company intends to expend the net proceeds from the Underwritten Public Offering substantially as disclosed in the prospectus supplement for the Underwritten Public Offering, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set out in the supplement. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Underwritten Public Offering. See the risk factors set out in the offering prospectus supplement and the accompanying prospectus (available under the Company profile on www.sedar.com and www.edgar.com) and the documents incorporated by reference therein for further details regarding factors that may cause actual use of proceeds to differ from the intended use of proceeds.

20

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A were as follows:

Common Shares issued and outstanding	151.1 million
Restricted Share Units (RSUs)	2.3 million
Deferred Share Units (DSUs)	0.3 million
Stock Options	-
Performance Share Units (PSUs)	0.9 million
Warrants issued pursuant to GM transaction	11.9 million
Common shares, fully diluted	167.0 million

Each of the classes of convertible securities is convertible to common shares on a one-for-one basis, except for PSUs. The number of common shares issuable upon vesting of PSUs depends on the performance of the Company’s shares over a predetermined performance period as compared to a prescribed peer group of companies and can vary from zero to up to two times the number of PSUs granted. See the Company’s latest information circular on SEDAR for further details regarding the method for calculating PSU performance vesting.

RELATED PARTY TRANSACTIONS

Minera Exar, the Company’s equity accounted investee, entered into the following transactions with companies controlled by the family of its president, who is also a director on the Company’s board of directors:

•
Option Agreement with Grupo Minero Los Boros S.A. on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Caucharí-Olaroz project.
•
Expenditures under the construction services contract for the Caucharí-Olaroz project with Magna Construcciones S.R.L. (“Magna”) were $4.4 million during the year ended December 31, 2022 (on a 100% basis).
•
Evaporation ponds servicing contract entered into in Q1 2022 for a five-year term with a consortium owned 49% by Magna and 51% by an independent third-party contractor having a total value over the term of the contract of $68 million.

During the year ended December 31, 2022, Minera Exar paid director’s fees to its president, who is also a director of the Company, of $75,000 (2021 – $74,000) (on a 100% basis).

In addition to the loans received from shareholders, in Q1 2022, Minera Exar obtained debt financing in the form of a $40 million loan from a third party to fund construction. The loan is secured with a letter of credit provided by Ganfeng, a project co-owner. The Company has provided a guarantee to Ganfeng for its 49% proportionate interest in the loan. In Q4 2022, Minera Exar obtained an additional $30 million in debt financing from a third party secured by a letter of credit provided by Exar Capital.

Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder and a lender to the Company, are disclosed in Notes 6 and 11 of the Company’s financial statements for the year ended December 31, 2022 filed on SEDAR.

Subsequent to year-end, an agreement was entered into with the Company’s VP, Corporate Development to provide corporate development services following the Company's contemplated separation of its U.S. and Argentine

21

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

business. The agreement is effective the earlier of the completion of the contemplated separation or August 1, 2023 and has an aggregate value over three years of $3.2 million.

Compensation of Key Management

The Company’s key management includes the executive management team who supervise day-to-day operations and independent directors on the Company’s board of directors who oversee management. Their compensation is as follows:

	Years Ended December 31,
(in US$ million)	2022	2021
	$	$
Equity compensation	2.1	2.0
Salaries, bonuses, benefits and directors' fees included in general and administrative expenses	5.2	2.2
Salaries, bonuses and benefits included in exploration expenditures	1.3	0.4
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	1.1	0.8
	9.7	5.4

Amounts due to directors and the executive management team as at December 31, 2022, include $3.3 million due to the executive team and independent directors of the Company for Q4 2022 directors’ fees and YE 2022 bonuses:

Amounts due to directors and the executive management team as at December 31, 2022 include $0.3 million due to the independent directors for Q4 2022 directors’ fees and $3.0 million due to the Company’s key executive management, including $0.7 million to the President & CEO, $0.4 million to the Executive Vice Chairman, $0.4 million to SVP Capital Projects, $0.3 million to the CFO, $0.3 million to the President of North American Operations, $0.3 million to the President, Latin America, $0.4 million to VP, Corporate Development and $0.2 million to the President of Minera Exar who is also a Director of the Company. Payable to key management consists of the annual short-term bonuses which were paid subsequent to year end 50% in cash and 50% in RSUs. Amounts payable to directors will be settled in Q2 2023 in cash and in DSUs:

(in US$ million)	December 31, 2022	December 31, 2021
	$	$

Total due to directors and executive team	3.3	0.7

CONTRACTUAL OBLIGATIONS

As at December 31, 2022, the Company had the following contractual obligations (undiscounted):

		Years ending December 31,
(in US$ million)	2023	2024	2025	2026 and later	Total
	$	$	$	$	$
Convertible senior notes	4.5	4.5	4.5	263.5	277.0
Accounts payable and accrued liabilities	16.5	-	-	-	16.5
Obligations under office leases¹	1.2	1.1	1.0	-	3.3
Other obligations¹	2.5	3.5	-	-	6.0
Total	24.7	9.1	5.5	263.5	302.8

¹Include principal and interest/finance charges.

22

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

The Company’s and the Company’s equity investees’ commitments related to construction activities, royalties, option payments and annual fees to the aboriginal communities are disclosed in Note 6 of the FY 2022 financial statements (filed on SEDAR), most of which will be incurred in the future if the Company continues to hold the subject property, continues construction, or starts production.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into financial assets and liabilities measured at amortized cost, other than the warrants to purchase Arena Minerals shares, shares acquired as part of the investment in Green Technology Metals and Ascend Elements and the embedded derivatives in the convertible notes which are carried at fair value. All financial instruments are initially measured at fair value plus, in the case of items measured at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows. The contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

The Company and its subsidiaries, as well as its investee Minera Exar, may from time to time make short-term investments into Argentine government securities, financial instruments guaranteed by Argentine banks and other Argentine securities. These investments may or may not realize short term gains or losses.

For additional details about the Company’s financial instruments please refer to the Note 21 “Financial Instruments” of the Company’s financial statements for the year ended December 31, 2022 filed on SEDAR.

OFF-BALANCE SHEET ARRANGEMENTS

The Company’s off-balance sheet arrangements related to its guarantee with respect to the loans provided to Minera Exar are disclosed in Note 6 of the Company’s financial statements for the year ended December 31, 2022 filed on SEDAR.

DECOMMISSIONING PROVISION AND RECLAMATION BOND

The carrying value of the liability for decommissioning that arose to date as a result of exploration activities is $0.5 million for Thacker Pass, as at December 31, 2022. The Company’s $1.7 million reclamation bond payable to the BLM was guaranteed by a third-party insurance company. The current approved reclamation cost estimate for the October 15, 2021 Thacker Pass plan of operations is $47.6 million. Financial assurance of $13.7 million was placed with the agency in February 2023 prior to initiating construction with the remaining amount to be placed as construction activities progress.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Significant areas where judgment is applied, apart from those involving estimations, are:

23

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

Impairment of Investments in Associates

The application of the Company’s accounting policy for the impairment assessment of its investments in associates requires judgment to determine whether objective evidence of impairment exists. The investment in Cauchari-Olaroz project comprises the Company’s equity accounted investments in associates, Minera Exar and Exar Capital, which are non-publicly traded equity investees with interests in the underlying Cauchari-Olaroz development project. Therefore, management’s assessment of whether objective evidence of impairment exists includes consideration of whether there have been any events that impact estimated future cash flows (loss events) or information about significant changes with an adverse effect on the investments in associates including (i) significant financial difficulty of the associates; (ii) a breach of contract, such as a default or delinquency in payments by the associates; (iii) changes in the development plan or strategy for the underlying Cauchari-Olaroz development project; or (iv) changes in significant assumptions which drive the valuation of the underlying Cauchari-Olaroz development project including forecasted commodity prices, reserve and resource estimates and capital expenditure requirements. Management has performed an assessment and concluded that no objective evidence of impairment exists as of December 31, 2022.

Impairment of Exploration and Evaluation Assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including information such as, the period for which the Company has the right to explore including expected renewals, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has performed an impairment indicator assessment on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2022.

Accounting for Acquisition of Millennial

The Company accounted for the acquisition of Millennial as an asset acquisition. Significant judgment was required to determine that the application of this accounting treatment was appropriate for the transaction. This included, among others, the determination that Millennial was not considered a business under IFRS 3 - Business combinations as Millennial did not have inputs and substantive processes that can collectively contribute to the creation of outputs.

Key Sources of Estimation Uncertainty

Fair value of derivatives

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. The valuation of the embedded derivative liability required management to make significant estimates. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period.

The valuation of the convertible note embedded derivatives was completed using a partial differential equation method with Monte Carlo simulation that required significant assumptions, including expected volatility of traded instruments and credit spread and estimates in relation to other inputs. Refer to Note 10 of the Company’s FY 2022 financial statements for further details on the methods and assumptions associated with measurement of the convertible note embedded derivatives.

NEW IFRS PRONOUNCEMENTS

Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued amendments to IAS 16, Property, Plant and Equipment (IAS 16). The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize

24

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

such sales proceeds and related costs in profit (loss). An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2022.

The amendments are applied retrospectively only to items of property, plant and equipment that are available for use after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

There was no impact of these amendments on the Company’s 2022 financial results. It is expected that the amendments will affect the accounting related to the sale of products upon commencement of production at Cauchari-Olaroz.

25

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on the Company’s financial statements.

Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose significant accounting policies with a requirement to disclose material accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of materiality concept when making judgments about accounting policy disclosures. The amendments are effective January 1, 2023, with early adoption permitted. Prospective application is required on adoption. We do not expect these amendments to have a material effect on the Company’s financial statements.

RISKS AND UNCERTAINTIES

An investment in the Company’s securities should be considered as highly speculative given the current stage of the Company’s business and development. Such an investment is subject to a number of risks at any given time. Below is a description of the principal risk factors affecting the Company. The risk factors set out below are not exhaustive and do not include risks the Company deems to be immaterial; however, even an immaterial risk has the potential to have a material adverse effect on the Company’s financial condition, operating results, business or future prospects. Investors should carefully consider these risk factors, many of which are beyond the Company’s control, together with other information set out in this MD&A before investing in the Company’s securities.

The following are risk factors that the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. Additional risks are disclosed in the Company’s AIF, which is available on SEDAR at www.sedar.com.

Risks Related to Resource Development

Caucharí-Olaroz Project Commercial Production Risk

The Company and Ganfeng continue to actively oversee Minera Exar’s advancement of the construction, procurement, engineering and commissioning at the Caucharí-Olaroz Project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, commissioning and mine start-up. Most, if not all, projects of this kind suffer delays during these periods due to numerous factors, including late delivery of supplies and equipment and other supply chain interruptions, skilled labour shortages, adverse weather conditions, equipment failures, design or engineering failures, delays in delivery of funding, the rate at which expenditures are incurred, scheduling delays, and delays in obtaining the required permits or approvals. Many of these risks are described in further detail in other risk factors in this MD&A. Any of these factors could result in changes to economic returns or cash flow estimates of the project or have other negative financial implications. There is no assurance that the Caucharí-Olaroz Project will commence commercial production on schedule, or at all, that operating and sustaining costs will be consistent with the budget, or that Minera Exar’s activities will result in profitable mining operations. If the Company is unable to develop the Caucharí-Olaroz Project into a commercial operating mine, its business and financial condition will be materially adversely affected.

26

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

Further, the Caucharí-Olaroz Project is designed to produce battery-grade lithium carbonate. This requires sensitive chemical processing that can be difficult to produce on a commercial scale and involves additional complexities compared to the commissioning process for other types of mineral production operations. There are substantial price differentials for lithium products that meet battery-grade specifications and those that do not. If Minera Exar is unable to commercially produce lithium carbonate to a purity and performance level that meets battery-grade specifications, a reduction in revenues is expected as the pricing for non-battery grade lithium is generally lower as compared to battery-grade products.

Caucharí-Olaroz Construction Risk

Construction at the Caucharí-Olaroz Project continues to progress towards production with construction nearing completion. Construction timelines and costs are subject to a significant amount of variance due to a number of different factors, including, but not limited to, the availability of labour, supplies and equipment, the performance of suppliers and contractors, changes to designs or construction plans, weather conditions, any workforce accommodations, shipping delays, and the timing for permitting and other government approvals. Many of these risks are described in further detail in other risk factors in this MD&A. Minera Exar has experienced delays in the scheduled construction completion date of the Caucharí-Olaroz Project and there is a risk that it may do so again. In addition, costs of construction are dependent on the accuracy of prior estimates, and are prone to cost overruns and inflation. Minera Exar has increased the capital expenditure estimate for construction of the Caucharí-Olaroz Project and there is a risk of future increases as Minera Exar nears the final stages of construction. Changes to construction timelines and costs could have a significant effect on the financial prospects of the Caucharí-Olaroz Project and the Company. Given the inherent risks and uncertainties associated with the development of a new mine, there can be no assurance that construction will continue in accordance with current expectations or that construction costs will be consistent with the budget, nor can there be any assurance that the commencement of operations at the Caucharí-Olaroz Project take place in accordance with current expectations, or that the Caucharí-Olaroz Project will operate as planned.

Caucharí-Olaroz Operations Risk

The Caucharí-Olaroz Project is located at 3,800 m above sea level, and its process relies on natural phenomena for the concentration of the brine. The mineral resource and mineral reserve estimates are based on limited data based on wide-spaced drilling that may not be representative of the deposit locally or in total. Lithium brine reservoirs are dynamic systems that may behave differently from what was modeled. Natural seasonal variation in climatic conditions can result in brine composition changes, and the productivity of the concentration process. Careful management through on-going monitoring of current conditions and forecasting based on historical data and ranges is used to manage the impact of seasonality and climate change on brine concentration levels.

The production operation requires multiple specialized functions and management of operating risk for the successful first-start, operation and maintenance of the site. Pond harvesting operations will allow for continued operations of the ponds and improved recovery but can result in damage to the pond systems. The lithium carbonate plant uses flammable solvents and natural gas for certain utilities and process operations. The risks associated with utilities and processing methods could result in loss of operating volume. The initial start up of operations at site has an elevated risk versus normal operations. Additional support from equipment vendors, specialists, operating reviews and first-response training are being used to manage that risk, nevertheless to the extent that these risks are realized it would result in decreased performance of the project and reduce the financial return from the operation.

Thacker Pass Project Development Risk

The Company’s business strategy depends in substantial part on developing the Thacker Pass Project into a commercially viable mine and chemical manufacturing facility. Whether a mineral deposit will be commercially viable depends on numerous factors, including: the attributes of the deposit, such as size and grade; proximity to available infrastructure; economics for new infrastructure; market conditions for battery-grade lithium products; processing methods and costs; and government permitting and regulations.

27

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

The Company has completed a feasibility study for an 80,000 tpa lithium carbonate production operation to be developed at the Thacker Pass Project, with initial production capacity of 40,000 tpa in Phase 1 and increasing to 80,000 tpa in Phase 2. On February 6, 2023, the Company received a favorable ruling from the Federal Court in respect of the appeal of the issuance of the ROD for the Thacker Pass Project. The Federal Court declined to vacate the ROD for the Thacker Pass Project, ordered the BLM to consider one issue under the mining law relating to the area designated for waste storage and tailings and did not impose any restrictions expected to impact the construction timeline of the Thacker Pass Project. This ruling is currently under appeal at the U.S. Court of Appeals for the Ninth Circuit. In addition, subsequent to this ruling, three tribes filed a new lawsuit in Federal Court alleging certain procedural deficiencies by the BLM in its issuance of the ROD.

The Company continues to advance construction activities for the Thacker Pass Project, including site preparation, geotechnical drilling, water pipeline installation and associated infrastructure development. This follows on from the completion of pre-construction activities including selection of an EPCM firm to execute the development and construction plan for the project, and the progress made to advance the Company’s loan application with the DOE under the ATVM Loan Program.

Even though the feasibility study continues to support a commercially viable project, there are many additional factors that could impact the project’s development, including terms and availability of financing, cost overruns, litigation or administrative appeals concerning the project, delays in development, and any permitting changes, among other factors. The Thacker Pass Project is also subject to the development and operational risks described elsewhere in this MD&A. Accordingly, there can be no assurance that the Company will complete development of the Thacker Pass Project as currently contemplated, or at all. If the Company is unable to develop the Thacker Pass Project into a commercial operating mine, its business and financial condition could be materially adversely affected.

Risks Relating to the U.S. DOE ATVM Loan Program

The DOE’s invitation to enter into confirmatory due diligence and term sheet negotiations is not an assurance that DOE will offer a term sheet to the applicant, or that the terms and conditions of any term sheet will be consistent with the terms proposed by the applicant. The outcome of the Company’s application to the DOE for funding to be used at the Thacker Pass Project through the ATVM Loan Program is wholly dependent on the results of DOE advanced due diligence and DOE’s determination whether to proceed, and there can be no assurances as to the outcome of such due diligence review, whether the DOE will determine to proceed and as to the terms and conditions of any term sheet that may be offered, if any.

Product Price Risk

The ability to generate profitable operations on the Caucharí-Olaroz Project and the Thacker Pass Project, if and to the extent the projects are developed and enter commercial operation, will be significantly affected by changes in the market price of lithium-based end products, such as lithium carbonate and lithium hydroxide. The market price of these products fluctuates widely and is affected by numerous factors beyond the Company’s control, including world supply and demand, pricing characteristics for alternate energy sources such as oil and gas, government policy and laws, interest rates, the rate of inflation and the stability of currency exchange rates, and other geopolitical and global economic factors. Such external economic factors are influenced by changes in international investment patterns, various political developments and macro-economic circumstances. Furthermore, the price of lithium products is significantly affected by their purity and performance, and by the specifications of end-user battery manufacturers. If the products produced from the Company’s projects do not meet battery-grade quality and/or do not meet customer specifications, pricing will be reduced from that expected for battery-grade product. In turn, the availability of customers may also decrease. The Company may not be able to effectively mitigate against pricing risks for its products. Depressed pricing for the Company’s products will affect the level of revenues expected to be generated by the Company, which in turn could affect the value of the Company, its share price and the potential value of its properties.

Production Estimates

28

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

This MD&A and the Company’s technical reports contain estimates relating to future production and future production costs for the Caucharí-Olaroz Project and the Thacker Pass Project. No assurance can be given that production estimates will be achieved generally or at the stated costs. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical conditions of ores, assumed metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. The failure of the Company to achieve production estimates could have a material and adverse effect on any or all of its cash flows, profitability, results of operations and financial condition.

Pandemic Risks, the Russian War in Ukraine, Inflation and Other Risks

The COVID-19 pandemic, the Russian war in Ukraine, inflation and other factors continue to impact global markets and cause general economic uncertainty, the impact of which may have a significant adverse effect on the Company’s operations, business and financial condition.

The impacts of the COVID-19 pandemic, and governmental response thereto, on global commerce have and continue to be extensive and far-reaching. There has been significant stock market volatility, volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people has been restricted from time to time. The current global uncertainty with respect to COVID-19, the rapidly evolving nature of the pandemic, including the occurrence of new variants, and local and international developments related thereto and its effect on the broader global economy and capital markets may have a negative effect on the Company and the advancement of the Thacker Pass Project and Caucharí-Olaroz Project. The precise impact of further COVID-19 outbreak or the emergence of new diseases on the Company remains uncertain. The rapid spread of COVID-19 and declaration of the outbreak as a global pandemic has resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which had direct impacts on businesses in Canada, the United States, Argentina and globally, and could again result in travel bans, work delays, difficulties for contractors and employees to work at site, and diversion of management attention all of which in turn could have a negative impact on the completion of the Caucharí-Olaroz Project and the development of the Thacker Pass Project, the Caucharí-Olaroz Project, as well as the Company’s prospects generally. Although many of these impacts appear to be lessening in most jurisdictions, there continues to be significant ongoing uncertainty surrounding the long-term ramifications of COVID-19 for the global and national economies and the extent and duration of the impacts that it, or governmental responses to it, may have on the advancement of the Company’s mining projects, suppliers and employees, and on global supply chains and financial markets. This may have a material adverse effect on the Company’s operations, business and financial condition.

These concerns, together with concerns over general global economic conditions, fluctuations in interest and foreign exchange rates, stock market volatility, geopolitical issues, Russia's war in Ukraine and inflation have contributed to increased economic uncertainty and diminished expectations for the global economy. This global economic uncertainty may have a material adverse effect on our operations, business and financial condition.

Concerns over global economic conditions may also have the effect of heightening many of the other risks described herein, including, but not limited to, risks relating to: fluctuations in the market price of lithium-based products, the completion of the Caucharí-Olaroz Project and the development of the Thacker Pass Project, the terms and availability of financing, supply chain constraints and cost overruns, geopolitical concerns, and changes in law, policies or regulatory requirements.

Capital and Operating Cost Estimates

Our expected operating costs for the Caucharí-Olaroz Project, and our expected capital and operating costs for the Thacker Pass Project are based on the interpretation of geological and metallurgical data, feasibility studies, economic factors, anticipated climatic conditions and other factors that may prove to be inaccurate. Therefore, the Company’s technical reports may prove to be unreliable if the assumptions or estimates do not reflect actual facts and events. The Company estimates sustaining capital for the Caucharí-Olaroz Project of US$270.5 million, but any of the following events, among other events and uncertainties, could affect the ultimate accuracy of such estimates: (i) unanticipated changes in grade and volume of ore to be mined and processed; (ii) inaccurate or

29

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

incomplete data on which engineering and processing assumptions are made; (iii) delay in wellfield development schedules; (iv) the accuracy of equipment cost estimates; (v) labour and labour rate negotiations; (vi) changes in government regulation (including regulations regarding prices, costs of contractors, permitting and restrictions on production quotas on exportation of minerals); and (vii) macro-economic factors including (but not limited to) foreign exchange rates and inflation. The Thacker Pass TR estimated life of mine project capital costs for the Thacker Pass Project of US$5,505.8 million, but any of following events, among the other events and uncertainties described therein, could affect the ultimate accuracy of such estimates: uncertainties in the interpreted geological data based on wide-spaced drill holes not being representative of the mineral deposit locally, in particular, unrecognized faults or basaltic units that could require changes to the mine plan or increased mine dilution or mine losses; unrecognized geotechnical conditions that could require flattening of the pit slope increasing the strip ratio and mining costs, and area required for waste rock storage; unanticipated changes to the process flowsheet; and adverse weather conditions that could reduce mine equipment performance and require waste management storage areas to be redesigned.

Acquisitions, Integration and Dispositions Risks

From time to time the Company examines opportunities to acquire and/or develop new lithium projects, assets and businesses, including the recent acquisition of Millennial Lithium and the proposed acquisition of Arena. Any acquisition and/or development that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial, geological, integration and regulatory risks. The Company’s success in its acquisition and/or development activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition or development, and integrate the acquired operations successfully with those of the Company.

Any acquisitions and/or developments would be accompanied by risks, including the particular attributes of the Mineral Resources and Mineral Reserves and the political, regulatory, design, construction, labour, operating, technical, and technological risks associated with the acquisition target, as well as uncertainties relating to the availability and cost of capital, future lithium prices, foreign currency rates. Furthermore, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio, available Mineral Resources and Mineral Reserves may prove to be below expectations, the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization, the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors, and the acquired business or assets may have unknown liabilities which may be significant. The integration of acquired businesses may require substantial management effort, time and resources and may divert management’s focus from other strategic opportunities and operational matters.

In the event that the Company chooses to raise debt capital to finance any such acquisition or development, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition or development, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition or development with its existing resources, which will limit the Company’s ability to invest such resources in its existing business.

There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or developments.

As a result of its acquisitions, the Company has assumed liabilities and risks. While the Company conducts due diligence with respect to acquisitions of businesses and assets, there may be liabilities or risks, including liabilities related to the prior operation of the business acquired, that the Company failed, or was unable, to discover in the course of performing its due diligence investigations, which may be significant. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s business, financial condition and results of operations.

30

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

If the Company decides to sell certain assets or projects, it may encounter difficulty in finding buyers or executing alternative exit strategies on acceptable terms in a timely manner, which could delay the accomplishment of its strategic objectives. For example, delays in obtaining tax rulings and regulatory approvals or clearances, and disruptions or volatility in the capital markets may impact the Company’s ability to complete proposed dispositions. Alternatively, the Company may dispose of a business at a price or on terms that are less than it had anticipated. After reaching an agreement with a buyer or seller for the disposition of a business, the Company may be subject to necessary regulatory and governmental approvals on acceptable terms as well as satisfaction of pre-closing conditions, which may prevent the Company from completing the transaction. Dispositions may impact the Company’s production, mineral reserves and resources and its future growth and financial conditions. Despite the disposition of divested businesses, the Company may continue to be held responsible for actions taken while it controlled and operated the business. Dispositions may also involve continued financial involvement in the divested business, such as through continuing equity ownership, guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside the Company’s control could affect its future financial results.

Permitting Risks

Although the Company has obtained all key permits for the Thacker Pass Project and the Caucharí-Olaroz Project for an initial stage of development of those projects, there can be no certainty that current permits will be maintained, permitting changes such as changes to the mine plan or increases to planned capacity will be approved, or additional local, state or provincial permits or approvals required to carry out development and production at the Caucharí-Olaroz Project and Thacker Pass Project will be obtained, projected timelines for permitting decisions to be made will be met, or the projected costs of permitting will be accurate.

In addition, there is the risk that existing permits will be subject to challenges of regulatory administrative process, and similar litigation and appeal processes. Litigation and regulatory review processes can result in lengthy delays, with uncertain outcomes. Such issues could impact the expected development timelines of the Company’s projects and consequently have a material adverse effect on the Company’s prospects and business.

Novel Deposit Risk

The processes contemplated by the Company for production of lithium carbonate from a sedimentary deposit such as that of the Thacker Pass Project have not previously been demonstrated at commercial scale. To mitigate this risk, the Company developed the LiTDC, a new integrated process testing facility in Reno, Nevada to test the process chemistry. The LiTDC continues to operate based on the Thacker Pass Project flowsheet processing raw ore to final battery-quality lithium carbonate to produce product samples for potential customers and partners. The results of ongoing test work to de-risk each step of the flowsheet continue to be in line with expectations. However, there are risks that process chemistry will not be demonstrated at scale, efficiencies of recovery and throughput capacity will not be met, or that scaled production will not be cost effective or operate as expected. In addition, the novel nature of the deposit could result in unforeseen costs, additional changes to the process chemistry and engineering, and other unforeseen circumstances that could result in additional delays to develop the project or increased capital or operating costs from those estimated in the Thacker Pass TR, which could have a material adverse effect on the development of the Thacker Pass Project.

Geopolitical Factors and Activist Political Involvement

The Company’s business is international in scope, with its incorporating jurisdiction and head office located in Canada, its projects located in Argentina and the United States, its interests in the projects held through intermediary jurisdictions and with Ganfeng, its partner for the Caucharí-Olaroz Project and a significant shareholder of the Company, based in China. Changes, if any, in mining, investment or other applicable policies or shifts in political attitude in any of the jurisdictions in which the Company (and in respect of Caucharí-Olaroz, Ganfeng) operates, or towards such political jurisdictions, may adversely affect the Company’s operations or profitability and may affect the Company’s ability to fund its ongoing expenditures at its projects. Further, in recent years there has been a substantial increase in political tensions among many jurisdictions, including between the United States and China. This political tension is particularly acute in respect of lithium, which has been identified as a ‘critical mineral’ in these jurisdictions and is the subject of increasingly active industrial policy.

31

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

More specifically, as a result of increased concerns around global supply chains, the lithium industry has become subject to increasing political involvement, including in the United States, Canada and Argentina. This reflects the critical role of lithium as an input in the development of batteries for the burgeoning transition to electric vehicles in the automotive industry, combined with worldwide supply constraints for lithium production and geopolitical tensions between Western countries such as the United States and Canada on the one hand and China on the other, arising from the dominant role of China in the production of inputs for the battery industry. The resulting political involvement appears to be evolving into a form of industrial policy by several governments, including those of Canada and the United States, in which they employ steps to encourage the development of domestic supply such as tax incentives and low-interest loans to domestic and other Western actors, as well as undertake steps to discourage the involvement of actors from non-Western countries, including the expansion of legal oversight and an expansion of the scope of discretionary authority under laws and regulations to impose restrictions on ownership, influence and investment. These factors are of particular relevance to the Company, with its Canadian incorporation and predominant connection to Canada and the US through its stock exchange listings, shareholder base and board composition, while at the same time having a historical connection with Chinese-based Ganfeng as a large shareholder, financier, and partner. This evolving industrial policy is resulting in benefits to the Company as a result of its connection to Canada and the US, including the prospect of tax incentives and, potentially, financial support being made available for the development of the Thacker Pass Project. The Company is also having to manage the more restrictive aspects of this increased government involvement, which is expected to result in limitations on the extent to which the Company will be able to undertake business operations with non-Western parties and limitations on ownership and influence of non-Western parties in its business. The Company has and intends to continue to fully comply with legislation and policies in all jurisdictions where it operates, including steps under this policy. At this time, the Company does not believe that any of these steps will result in a substantive adverse change to its business or operations, but does expect that over time it will result in some internal changes within the Company and constrain its ability to undertake business opportunities with actors from non-Western countries.

Project Management Risks

The Company is concurrently overseeing the advancement of two major lithium projects, including the Company’s wholly-owned Thacker Pass Project that is in the development planning and initial construction stage, and the co-owned Caucharí-Olaroz Project, which is nearing construction completion and that the Company’s management oversees through its participation on the Minera Exar Shareholders Committee. The Company will also prepare a development plan for the Pastos Grandes Project in Argentina. Work to advance these projects requires the dedication of considerable time and resources by the Company and its management team. The advancement of several major resource projects concurrently brings with it the associated risk of strains arising on managerial, human and other resources. The Company’s ability to successfully manage each of these processes will depend on a number of factors, including its ability to manage competing demands on time and other resources, financial or otherwise, and successfully retain personnel and recruit new personnel to support its growth and the advancement of its projects.

Co-Ownership Risks

The Company holds a 44.8% interest in the Caucharí-Olaroz Project, which it co-owns with Ganfeng who holds a 46.7% interest, with JEMSE holding an 8.5% interest. This arrangement is subject to the risks normally associated with the conduct of joint ownership structures. These include the following: disagreements between the parties as to project development and operating matters; the inability of any or both parties to meet contractual obligations under the relevant agreements, such as funding requirements, or to third parties; and disputes or litigation between the parties regarding budgets, development activities, reporting requirements and other matters. The occurrence of any such matters could have a material adverse impact on the Company and the viability of its interests in the Caucharí-Olaroz Project, Minera Exar, the operating company for the Caucharí-Olaroz Project, and other subsidiaries through which the Company holds and funds its interest in the project. This in turn could have a material adverse impact on the Company’s business prospects, results of operations and financial condition.

As a result of closing the 2020 Cauchari Transaction, the Company holds a minority interest in the Caucharí-Olaroz Project relative to Ganfeng. Although the Company reached an agreement with Ganfeng for fulsome minority

32

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

protections under the Amended Shareholders Agreement such that various significant business decisions will require the Company’s consent, there may be circumstances where Ganfeng could make decisions that the Company disagrees with, or that could materially adversely affect the Company. In addition, the JEMSE acquired an 8.5% interest in the project pursuant to the JEMSE Option Agreement in April 2021, which increased the potential risks relating to the co-ownership arrangement on the Caucharí-Olaroz Project.

Lithium Market Growth Uncertainty

The development of lithium operations at the Caucharí-Olaroz Project and the Thacker Pass Project is highly dependent upon the currently projected demand for and uses of lithium-based end products. This includes lithium-ion batteries for electric vehicles and other large format batteries that currently have limited market share and whose projected adoption rates are not assured. To the extent that such markets do not develop in the manner contemplated by the Company, then the long-term growth in the market for lithium products will be adversely affected, which would inhibit the potential for development of the projects, their potential commercial viability and would otherwise have a negative effect on the business and financial condition of the Company. In addition, as a commodity, lithium market demand is subject to the substitution effect in which end-users adopt an alternate commodity as a response to supply constraints or increases in market pricing. To the extent that these factors arise in the market for lithium, it could have a negative impact on overall prospects for growth of the lithium market and pricing, which in turn could have a negative effect on the Company and its projects.

Emerging Market Risks

The Company’s 44.8% interest in Minera Exar and its Pastos Grandes Project expose it to risks associated with operating in an emerging market such as Argentina. Investments in emerging markets generally pose a greater degree of risk than investments in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. The Company’s 44.8% interest in Minera Exar and its Pastos Grandes Project expose it to heightened risks related to prevailing political and socioeconomic conditions in Argentina, which have historically included, but are not limited to: high rates of inflation; military repression; social and labour unrest; violent crime; civil disturbance; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; changes in taxation policies; underdeveloped industrial and economic infrastructure; unenforceability of contractual rights; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction. As an example, in May 2012, a previous government of Argentina re-nationalized YPF, the country’s largest oil and gas company. There can be no assurance that further nationalizations of private businesses operating in the country will not occur. The Company has not purchased any “political risk” insurance coverage and currently has no plans to do so.

Argentine regulators have broad authority to shut down and/or levy fines against operations that do not comply with regulations or standards. In addition to factors such as those listed above, the Company’s development and potential future mining activities in Argentina may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange controls, export controls, taxes, royalties, environmental legislation and mine safety. Such risks are more acute with the election of President Alberto Fernandez in 2019. In September 2019, the government of Argentina introduced a series of capital controls and foreign exchange regulations. To date, these controls and regulations have included, but are not limited to, requirements for proceeds of exports to be repatriated at the applicable exchange rate; restrictions on payments of dividends without the approval of the Central Bank of Argentina; and restrictions on debt from foreign lenders, unless such debt is brought into Argentina at the applicable exchange rate. Such existing controls could be increased or expanded from time to time, or new, more onerous regulations could be introduced at any time. Historically, such capital controls and foreign exchange regulations have had broad impact, including limitations on imports, and at times, nationalization of privately-held businesses. Regardless of the economic viability of the properties in which the Company holds an interest, and despite being beyond the Company’s control, such factors thus may prevent or restrict mining of some or all of any deposits which the Company may find on its properties.

Government authorities in emerging market countries often have a high degree of discretion and at times appear to act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that may not be in full

33

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

accordance with the law or that may be influenced by political or commercial considerations. Unlawful, selective or arbitrary governmental actions could include denial or withdrawal of licenses, sudden and unexpected tax audits, forced liquidation, criminal prosecutions and civil actions. Although unlawful, selective or arbitrary government action may be challenged in court, any such action, if directed at the Company or its shareholders, could have a material adverse effect on the Company’s business, results of operations, financial condition and future prospects.

Companies operating in emerging markets are subject from time to time to the illegal activities of others, corruption or claims of illegal activities. Often in these markets the bribery of officials remains common, relative to developed markets. Social instability caused by criminal activity and corruption could increase support for renewed central authority, nationalism or violence and thus materially adversely affect the Company’s ability to conduct its business effectively. Such activities have not had a significant effect on the Company’s operations to date; however, there can be no assurance that they will not in the future, in which case regulators could potentially restrict the Company’s operations or business, which could impact its financial condition, results of operations and future prospects. The Company’s value and share price could also be adversely affected by the illegal activities of others, corruption or by claims, even if groundless, implicating the Company in illegal activities.

To manage the economic, political, legal, or social risks of operating in an emerging market, the Company continuously monitors the aforementioned factors by means of local management who also receive support from external service providers with relevant expertise and experience while dealing with these risks. Furthermore, the Board and the Company receive regular updates from local management and have an oversight role in order to ensure that these potential risks are efficiently addressed. Investors in emerging markets should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, fiscal, economic and political risks. Accordingly, investors should exercise particular care in evaluating the risks involved in an investment in the Company and must decide for themselves whether, in light of these risks, their investment is appropriate. Generally investing in emerging markets is suitable only for sophisticated investors who fully appreciate the significance of the risks involved.

No History of Mining Operations

The Company is in the process of completing construction of its first resource development project, and has no prior history of completing the development of a mining project or conducting mining operations. The future development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. While certain members of management have mining development and operational experience, the Company does not have any such experience as a collective organization. As a result of these factors, it is difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a proven history.

Risks of New Development and Mining Operations

The Company is and will continue to be subject to all risks inherent with establishing new mining operations including: the time and costs of construction of mining and processing facilities and related infrastructure; the availability and costs of skilled labour and mining equipment and supplies; the need to obtain necessary environmental and other governmental approvals, licenses and permits, and the timing of the receipt of those approvals, licenses and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, indigenous peoples, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to various factors, including changes in the costs of fuel, power, labour, contractors, materials, supplies and equipment.

It is common in new mining operations to experience unexpected costs, problems and delays during construction, commissioning and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, the Company cannot provide assurance that it will achieve its commercial mine production schedule or targeted production, or that its activities will result in profitable mining operations at its mineral properties.

Risks of Cost Estimations and Negative Operating Cash Flows

34

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

Capital costs, operating costs, production and economic returns, and other estimates may differ significantly from those anticipated by the Company’s current estimates, and there can be no assurance that the Company’s actual capital, operating and other costs will not be higher than currently anticipated. The Company’s actual costs and production may vary from estimates for a variety of reasons, including, but not limited to: lack of availability of resources or necessary supplies or equipment; inflationary pressures flowing from global supply chain shortages and increased transportation costs due to the ongoing global COVID-19 pandemic and other international events, which in turn are causing increased costs for supplies and equipment; increasing labour and personnel costs; unexpected construction or operating problems; cost overruns; lower than expected realized lithium prices; lower than expected ore grade; revisions to construction plans; risks and hazards associated with mineral production; natural phenomena; floods; unexpected labour shortages or strikes; general inflationary pressures (such as those that would reduce the effective return of previous payments made by the Company related to Value Added Tax) and interest and currency exchange rates. Many of these factors are beyond the Company’s control and could have a material effect on the Company’s operating cash flow, including the Company’s ability to service its indebtedness.

Operating Risks

The Company’s operations are subject to all of the hazards and risks normally incidental to the exploration for, and the development and operation of, mineral properties. The Company has implemented comprehensive health and safety measures designed to comply with government regulations and protect the health and safety of the Company’s workforce in all areas of its business. The Company also strives to comply with environmental regulations in its operations. Nonetheless, mineral exploration, development and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Unusual or unexpected formations, formation pressures, fires, power outages, shutdowns due to equipment breakdown or failure, aging of equipment or facilities, unexpected maintenance and replacement expenditures, human error, labour disruptions or disputes, inclement weather, higher than forecast precipitation, flooding, shortages of water, explosions, releases of hazardous materials, deleterious elements materializing in mined resources, tailings impoundment failures, cave-ins, slope and embankment failures, landslides, earthquakes, industrial accidents and explosions, protests and other security issues, and the inability to obtain adequate machinery, equipment or labour due to shortages, strikes or public health issues such as pandemics, are some of the risks involved in mineral exploration and exploitation activities, which may, if as either a significant occurrence or a sustained occurrence over a significant period of time, result in a material adverse effect. The Company expects to rely on third-party owned infrastructure in order to successfully develop and operate its projects, such as power, utility and transportation infrastructure. Any failure of this infrastructure without adequate replacement or alternatives may have a material impact on the Company.

There are also operational risks particular to production levels at the Caucharí-Olaroz Project. Similar to solid rock deposits, production from brine-recovery projects may be less than in situ volume or grade-based estimates. In the case of brine-recovery projects, the primary extractability limitations are related to low permeability zones, from which brine does not readily flow. A possible analogy in solid rock deposits may be high grade zones for which recovery is not economically feasible due to surrounding lower grade materials. As such, actual production from brine-recovery projects may be less than in situ grades or quantities. Similarly for the Thacker Pass Project, ore grade or type (i.e., smectite vs. illite) may be lower quality than expected, which may result in actual production levels being lower than nameplate capacity.

Risks from Changing Regulations and Laws

Changes to government laws and regulations may affect the development of the Caucharí-Olaroz Project and Thacker Pass Project. Such changes could include laws relating to taxation, royalties, the repatriation of profits, restrictions on production, export controls, environmental, biodiversity and ecological compliance, mine development and operations, mine safety, permitting and numerous other aspects of the business.

Provincial governments of Argentina have considerable authority over exploration and mining in their province, and there are Argentine provinces where the provincial government has taken an anti-mining stance by passing laws to curtail or ban mining in those provinces. The Company believes the current provincial governments of Jujuy Province, where the Caucharí-Olaroz Project is situated, and of Salta Province, where the Pastos Grandes Project

35

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

is located, are supportive of the exploration and mining industry generally, and the Caucharí-Olaroz Project and Pastos Grandes Project in particular. JEMSE, the Jujuy government’s mining company, acquired an 8.5% equity interest in Minera Exar in April 2021 pursuant to the JEMSE Option Agreement, and is to pay for this interest from future dividends payable to JEMSE by Minera Exar. The JEMSE 8.5% interest fulfils an obligation on lithium projects to contribute to the general development of the Province of Jujuy, which is required by Province of Jujuy Decree-Agreement 7592 and ancillary provincial regulations. Nevertheless, the political climate for mineral development can change quickly, and there is no assurance that such sentiments will continue in the future.

Regulatory Oversight

The Company is experiencing heightened incidences of government-related regulatory oversight in respect of its business operations and transactions, which it believes is attributable in large part to government policy toward the critical minerals sector, geopolitical competition among Western and non-Western governments and the multijurisdictional nature of the Company, including in particular the interconnections between Chinese and North American ownership and commercial arrangements. Regulatory oversight to which the Company is or may in the future become subject, including in connection with matters related to government policy toward the critical minerals sector, may result in, among other things, the need for the Company to obtain any required regulatory approvals, as well as the imposition of orders, restrictions, conditions or sanctions on the Company that disrupt the conduct of its current or proposed future business and operations, such as the required divestiture of assets, limitations on business operations, limitation on business and other commercial relationships with third parties and other measures. Many of these matters are outside the control of the Company and there can be no certainty that any required regulatory approvals will be received or as to the nature and extent of any orders, restrictions, conditions or sanctions that may be imposed on the Company and the effect such orders, restrictions, conditions or sanctions may have on the business, operations, assets, business relationships and other commercial relationships, financial condition and prospects of the Company.

36

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

Environmental Risks and Regulations

The Company must comply with stringent environmental regulation in the United States and Argentina. Such regulations relate to many aspects of the Company’s project operations, including but not limited to water usage and water quality, air quality and emissions, reclamation requirements, biodiversity such as impacts on flora and fauna, disposal of any hazardous substances and waste, tailings management and other environmental impacts associated with its development and proposed operating activities.

The Company has completed previous mining for small amounts of clay on a portion of the lands comprising the Thacker Pass Project in connection with its former organoclay business, which had an environmental impact on the property. To the extent reclamation has not been completed to date, the disturbed areas from that project will be subsumed by the Thacker Pass Project and be addressed by the approved financial reclamation bond for the Thacker Pass Project.

Environmental regulations are evolving in a manner that is expected to require stricter standards and enforcement, increased fines and penalties for non‐compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Applicable environmental laws and regulations may require enhanced public disclosure and consultation. It is possible that a legal protest could be triggered through one of these requirements or processes that could delay development activities. No assurance can be given that new environmental laws and regulations will not be enacted or that existing environmental laws and regulations will not be applied in a manner that could limit or curtail the Company’s development programs. Such changes in environmental laws and regulations and associated regulatory requirements could delay and/or increase the cost of exploration and development of the Caucharí-Olaroz Project and the Thacker Pass Project, or increase the risk of environmental liability associated with project operations. This in turn could have a material adverse effect on the Company’s business and operations.

Tailings Management Risks

Tailings are generally a potential environmental risk for mineral development and operating mining companies. Tailings are the materials remaining after a target mineral, such as lithium, is extracted from the ore. Tailings management is subject to regulatory requirements and industry best practice standards, as there are a number of environmental risks and water usage requirements associated with them. Given the locations of the Company’s properties under development, which are in arid, generally flat, and less populated regions of Nevada and Argentina, and the design of the mine plans and processes to manage waste and water for the Thacker Pass Project and the Caucharí-Olaroz Project, the Company believes that many of the risks associated with tailings management will be mitigated for the projects.

At the Caucharí-Olaroz Project, the tailings consist of salt harvested from the evaporation ponds and process facility. These salts are dry from the harvesting process and the plant process. Tailings generated at the Caucharí-Olaroz Project and the Thacker Pass Project will be filtered and dry-stacked, which generally has fewer risks and environmental impacts than other tailings management methods. Nonetheless, risks associated with tailings cannot be completely eliminated. Certain risks such as the potential failure of water diversion and water impoundment structures, a weather event exceeding the capacities of water diversion and water impoundment structures, and the failure of the dry-stack impoundments, will continue to exist. The occurrence of any of these events, some of which are heightened risks given the potential effects of climate change, could result in significant impacts to property and the environment. This in turn could restrict operations, result in additional remediation and compliance costs, trigger investigations by regulatory authorities, and have a material adverse effect on the Company’s planned operations and financial condition.

Insurance Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, risks related to operational and environmental incidents may occur. Although the Company maintains insurance to protect against certain risks associated with its business, insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. The Company may also elect not to obtain insurance for other reasons. Insurance policies maintained by the Company may not be adequate to cover the full costs of actual liabilities incurred by the Company, or may not be continued by insurers for reasons not solely within the Company’s

37

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

control. The Company maintains liability insurance in accordance with industry standards. However, losses from uninsured and underinsured liabilities have the potential to materially affect the Company’s financial position and prospects.

Mineral Tenure Risk

The U.S. Mining Act and other federal and state laws govern the Company’s ability to develop, mine and process the minerals on the unpatented mining claims and/or mill site claims that form the Thacker Pass Project. These claims are locatable under the U.S. Mining Act. There can be no assurance of title to any of the Company’s property interests, or that such title will ultimately be secured. The Company’s property interests may also be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Company cannot guarantee that the validity of its unpatented mining claims will not be contested by the United States. A successful contest of the unpatented mining claims could result in the Company being unable to develop minerals on the contested unpatented mining claims or being unable to exercise its rights as the owner or locater of the unpatented mining claims.

The Company must apply for and obtain approvals and permits from federal and state agencies to conduct exploration, development and mining on its properties. Although the Company has applied for and has received, or anticipates receipt of, such approvals and permits, there is no assurance that the Company’s rights under them will not be affected by legislation or amendment of regulations governing the approvals and permits, or that applicable government agencies will not seek to revoke or significantly alter the conditions of the applicable exploration and mining approvals or permits, or that they will not be challenged or impugned by third parties.

On February 6, 2023, the Company received a favorable ruling from the Federal Court which declined to vacate the ROD for the Thacker Pass Project. The ruling results in there being no impediment to commencing construction. The Federal Court ordered the BLM to consider one issue under the mining law relating to the area designated for waste storage and tailings and did not impose any restrictions expected to impact the construction timeline for the Thacker Pass Project. The remand issued by the Federal Court to the BLM is to determine whether Company possesses adequate mining-claim rights to the lands over the area in which the waste storage and tailings are expected to be located, based on an appellate decision that was issued after the BLM issued its ROD for the Thacker Pass Project. The Company is working closely with the BLM and expects that the required follow-up will be addressed and completed, however the Company cannot guarantee that this matter will be addressed in a timely and cost effective manner.

Risks of Competitive Industry

The mining industry is competitive in all of its phases and requires significant capital, technical resources, personnel and operational experience to effectively compete. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may be in a position to compete for such resources and capital more effectively than the Company.

Competition is also intense for mining equipment, supplies, qualified service providers and personnel in all jurisdictions where the Company operates. If qualified expertise cannot be sourced and at cost effective rates in Argentina, Canada and the United States, the Company may need to procure those services elsewhere, which could result in additional delays and higher costs to obtain work permits, particularly in Argentina and during the global COVID-19 pandemic.

As a result of such competition, the Company may be unable to maintain or acquire financing, retain existing personnel or hire new personnel, or maintain or acquire technical or other resources, supplies or equipment, all on terms it considers acceptable to complete the development of its projects.

38

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

Health and Safety Risks

The mineral exploration, development and production business carries an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, requirements for permits and other regulatory approvals, and potential civil liability. Compliance with health and safety laws, and any changes to such laws, and the requirements of applicable permits and other regulatory requirements remains material to the Company’s business. The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, permits or other approvals could have a significant impact on operations and result in additional costs or penalties. In turn, these could have a material adverse effect on the Company’s reputation, operations and future prospects.

Mineral Resource and Mineral Reserve Estimation Risks

Mineral Resources and Mineral Reserves figures disclosed in this MD&A are estimates only. Estimated tonnages and grades may not be achieved if the projects are brought into production; differences in grades and tonnage could be material; and, estimated levels of recovery may not be realized. The estimation of Mineral Resources and Mineral Reserves carries with it many inherent uncertainties, of which many are outside the control of the Company. Estimation is by its very nature a subjective process, which is based on the quality and quantity of available data, engineering assumptions, geological interpretation and judgements used in the engineering and estimation processes. Estimates may also need to be revised based on changes to underlying assumptions, such as commodity prices, drilling results, metallurgical testing, production, and changes to mine plans of operation. Any material decrease in estimates of Mineral Resources or Mineral Reserves, or an inability to extract Mineral Reserves could have a material adverse effect on the Company, its business, results of operations and financial position.

Any estimates of Inferred Mineral Resources included in this MD&A are also subject to a high degree of uncertainty, and may require a significant amount of exploration work in order to determine if they can be upgraded to a higher confidence category.

Project Opposition Risks

The Caucharí-Olaroz Project, the Thacker Pass Project and the Pastos Grandes Project, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects. Substantial opposition to any of the Company’s mining projects could result in delays to developments or plans, or prevent the project from proceeding at all, despite the commercial viability of the project.

Lack of Water Management Regulations for the Cauchari and Olaroz Salt Lakes

The salt lakes on which the Company’s Caucharí-Olaroz Project is situated, and other salt lakes at which the Company holds mining and exploration permits in Argentina, are not subject to brine management regulations, more specifically being general unitization or reservoir management rules. Unitization is the joint, coordinated operation of a reservoir by all owners of rights in the separate tracts overlying the reservoir. Without unitized operation of the reservoir, the “rule of capture” has the potential to result in competitive drilling, extraction and production with consequent economic and physical waste, as each separate owner attempts to secure his or her “fair share” of the underground resource by drilling more and pumping faster than its neighbour.

As a result, the brine management regulations on the salt lakes on which the Company operates may materially adversely affect the Company’s operations and production in Argentina. Minera Exar and Sales de Jujuy S.A. (a subsidiary of Orocobre Limited) have entered into a joint operating protocol for the Olaroz and Cauchari Salt Flats designed to coordinate the parties’ activities in the area. The protocol has since been submitted to the applicable regulatory authority in the Province of Jujuy for approval as required by the parties’ respective environmental permits.

39

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

Water management regulations are in place in Nevada where the Thacker Pass Project is located. As such, the Company must obtain sufficient water rights and transfer those rights such that they may be used for mining, in order to support the proposed construction and operation of the project. The processing facility at Thacker Pass has been designed to lower the use of water to the extent possible by incorporating recycling technologies. In February 2023, the State Engineer of the NDWR approved the Company’s water rights transfer application, which the Company expects will provide sufficient water for all of Phase 1. This decision was appealed by a local ranching company in March 2023. The case is pending as of the date of this MD&A, and the Company expects to apply for intervenor status to participate in defending the NDWR’s determination. Going forward, the availability of water and at cost effective pricing may become of increasing importance to the Company’s operations and prospects, a risk that may be heightened by the potential effects of climate change, which could have a material adverse effect on the Company’s business.

Surface Access Risks

Minera Exar has entered into agreements with local aboriginal communities for surface access rights to the exploitation areas of the Caucharí-Olaroz Project. Should any of the aboriginal communities decide not to honour such agreements, Minera Exar would be required to enforce its statutory access rights under the provisions of the Mining Code of Argentina; however, this would be a potentially disruptive and costly process. To date, there are settled agreements in place, which allow for construction and development of the Caucharí-Olaroz Project, with all communities in the exploitation area necessary for gas and water pipeline construction and easements. Any non-adherence to the terms of such agreements by a contractual counterparty or failure to maintain existing agreements or to enter into any new, necessary agreements could impact the time and costs to develop the Caucharí-Olaroz Project. For Thacker Pass, the inability to maintain or reach new surface access agreements with local communities could similarly have a material effect on project permitting. All of this has the potential to have a material effect on the projects, the Company’s operations and its financial prospects.

Climate Change Risks

The introduction of climate change legislation is an increasing focus of various levels of government worldwide, with emissions regulations and reporting regimes being enacted or enhanced, and energy efficiency requirements becoming increasingly stringent. As a development stage company with a focus on lithium production, the Company is committed to developing its business with a view to contributing to the low carbon economy. To that end, the Company is incorporating low carbon emissions in the design of its facilities under development at both the Caucharí-Olaroz Project and the Thacker Pass Project. This includes incorporating sustainable energy sources and minimizing the use of non-renewable sources of energy to the extent that renewable sources are available with sufficient capacity, at cost effective pricing and that are complementary to the facilities and site design. However, the use of such low carbon technologies may be more costly in certain instances than non-renewable options in the near-term, or may result in higher design costs, long-term maintenance costs or replacement costs. Additionally, if the trend toward increasing regulations continues, the Company may face increasing operating costs at its projects to comply with these changing regulations.

Climate change risks also extend to the physical risks of climate change. These include risks of lower rainfall levels, reduction in water availability or water shortages, extreme weather events, changing temperatures, increased snowpacks, changing sea levels and shortages of resources. These physical risks of climate change could have a negative effect on the Company’s project sites, access to local infrastructure and resources, and the health and safety of employees and contractors at the Company’s operations. In addition, as the Caucharí-Olaroz Project is dependent on water for production, any decrease in brine water in the region could have a material adverse effect on production levels once the project begins production. The occurrence of such events is difficult to predict and develop a response plan for that will effectively address all potential scenarios. Although the Company has attempted to design project facilities to address certain climate related risks, the potential exists for these measures to be insufficient in the face of unpredictable climate related events. As such, climate related events have the potential to have a material adverse effect on the Company’s operations and prospects.

40

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

Risks related to increasing climate change related litigation is another potential risk factor that may impact the Company’s future prospects, after production begins at each of the Company’s projects. Until then, the Company views the risk of occurrence of such litigation as being low.

Risks Related to Our Business and Securities

Risks Relating to the GM Transaction

There is a risk that Tranche 2 of the GM Transaction will not be completed. The completion of Tranche 2 of the GM Transaction remains subject to a number of conditions and approvals, including the Company securing sufficient funding to complete the development of Phase 1 of the Thacker Pass Project as set out in the Thacker Pass TR, among other conditions. Many of these conditions are outside the control of the Company and there can be no certainty that all conditions to Tranche 2 of the GM Transaction will be satisfied or completed, that all approvals required to complete Tranche 2 of the GM Transaction will be received, or that Tranche 2 of the GM Transaction will be completed on the anticipated terms and timeline described herein, or at all. The Company has also committed to seeking shareholder approval for the pricing of the Tranche 2 investment and to permit GM to acquire a 20% or greater interest in the Company, in order to meet anticipated requirements of the TSX, and failure to obtain such approvals could result in limitations on the size and scope of the Tranche 2 investment. In addition, there can be no certainty that the potential benefits of the GM Transaction will be realized, and there is a risk that the dilution of the interests of shareholders of the Company arising from the GM Transaction will have an impact on the trading price for, and the market for trading in, the securities of the Company (and, assuming completion of the Separation, the securities of Lithium Americas (NewCo) and Lithium International).

Significant Shareholder and Commercial Relationship Risks

GM holds approximately 9.931% of the outstanding Common Shares. The completion of Tranche 2 of the GM Transaction will result in a maximum aggregate holding of 19.9% of the Company unless the TSX approval and requisite shareholder approvals are obtained to meet or exceed a 20% ownership interest by GM. Additionally, GM has a commercial relationship with the Company in respect of the Thacker Pass Project under the Offtake Agreement, and possesses board nomination rights, oversight, demand registration and piggy-back registration rights and securities offering participation rights in respect of the Company pursuant to the Investor Rights Agreement.

As a result of its significant current and anticipated share holdings and investor rights, GM may have the ability to influence the outcome of corporate actions requiring shareholder approval, including the election of directors of the Company and the approval of certain corporate transactions. There is a risk that the interests of GM may diverge from those of other shareholders and also discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Company’s securities, would otherwise receive a premium for the Company’s securities over the then current market price. The significant holdings of GM could also create a risk that the Company’s securities are less liquid and trade at a relative discount compared to circumstances where GM did not have the ability to influence or determine matters affecting the Company. Additionally, dispositions by significant shareholders could also have an adverse effect on the market price of the Common Shares.

Risks Relating to the Arena Transaction

The Arena Transaction will be subject to customary conditions and approvals, including Arena securityholder approval, the receipt of certain regulatory and court approvals, including the approvals and authorizations of the TSX, NYSE and TSX Venture Exchange, and other closing conditions customary for transactions of this nature. In addition, the Arena Transaction is subject to notification and any required approval under the Investment Canada Act. The Arena Transaction may be subject to certain conditions that are outside the control of the Company and there can be no certainty that all conditions to the Arena Transaction will be satisfied or completed, that all approvals required to complete the Arena Transaction will be received, or that the Arena Transaction will be completed on the anticipated terms and timeline described herein, or at all. There can be no assurance that future factors or events

41

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

will not arise which make it inadvisable to proceed with, or advisable to delay or alter the structure of, the Arena Transaction, and the Company will be responsible for certain costs related to the Arena Transaction whether or not it is completed. In addition, in light of the Critical Minerals Policy, there is no assurance that the required notification under the Investment Canada Act will not lead to a lengthy regulatory review and/or the imposition of conditions or restrictions that may be adverse to the interests of the Company. In addition, there can be no certainty that Arena’s business will be successfully integrated or that the potential benefits of the Arena Transaction will be realized, and the Arena Transaction will result in the dilution of the interests of shareholders of the Company and may have an impact on the trading price for, and the market for trading in, the securities of the Company (and, assuming completion of the Separation, the securities of Lithium Americas (NewCo) and Lithium International).

Risks Relating to the Separation Transaction

The proposed Separation will be subject to customary conditions and approvals, including completion of an arrangement agreement and plan of arrangement, receipt of a CRA ruling and an IRS ruling, the receipt of all required third party, court, tax, stock exchange and regulatory approvals and the final approval of the Board and shareholders at a meeting expected to be held to consider the Separation transaction. The Separation will be subject to certain conditions that are outside the control of the Company and there can be no certainty that all conditions to the Separation will be satisfied or completed, that all approvals required to complete the Separation will be received, or that the Separation will be completed on the anticipated terms and timeline described herein, or at all. There can be no assurance that future factors or events will not arise which make it inadvisable to proceed with, or advisable to delay or alter the structure of, the Separation, and the Company will be responsible for all of the costs related to the Separation whether or not it is completed.

If the Separation is completed, there are risks associated with holding securities of Lithium Americas (NewCo) and Lithium International as entities with an unproven track record on a standalone basis, and there can be no assurances as to the successful performance and operations or as to the financial condition of Lithium Americas (NewCo) and Lithium International as separately traded public companies, including as a result of the need to build out the executive and operational teams of Lithium Americas (NewCo) and Lithium International and in light of the reduced geographical and property portfolio diversification resulting from the Separation. In addition, there can be no certainty that the potential benefits of the proposed Separation will be realized, and the proposed Separation may have an impact on the trading price for, and the market for trading in, the securities of the Company (and, assuming completion of the Separation, the securities of Lithium Americas (NewCo) and Lithium International).

In addition, the Separation may result in holders electing to convert the Convertible Notes into Common Shares, which would result in dilution of the interests of shareholders of the Company and would have an impact on the trading price for, and the market for trading in, the securities of the Company.

Risk of Future Losses and Lack of Profitability

The Company anticipates it will continue to have negative cash flow from operating activities in future periods until profitable commercial production is achieved at the Caucharí-Olaroz Project. Although the Company has cash on hand, the Company's ability to continue as a going concern and the depletion of its capital will be dependent upon its ability to generate profits from its proposed mining operations, or to raise capital through equity or debt financing to continue to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Risks of Existing Debt Financing

The Company is subject to substantive loan obligations pursuant to the Convertible Notes and the Indenture governing their issuance. Such loan obligations entail certain financial, operating and reporting covenants that the Company is required to comply with. Many such covenants may increase the Company’s administrative, legal and financial costs, and require certain permissions or approvals, or make certain activities more difficult, time-consuming or costly to engage in. This could result in increased demands on systems, resources and personnel.

The failure of the Company to comply with restrictions and covenants under its existing debt agreements, which may be affected by events beyond the Company's control, could result in a default under such agreements, which

42

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

could result in accelerated repayments of amounts owing thereunder. Any acceleration may not be repayable by the Company based on current cash available, and may require a refinancing by the Company, which may not be secured on commercially reasonable terms or terms that are acceptable to the Company, if at all. Such a refinancing could have a material adverse effect on the Company's financial condition.

The Company believes it is sufficiently capitalized from recent equity financings to service its debt obligations. However, the Company may need to secure additional funding in the future until such time as it begins generating revenues. If the Company is unable to pay amounts owing as they become due, its lenders could proceed to realize against the Company’s assets used to secure the debt. Even if the Company is able to comply with all applicable covenants, restrictions on its ability to manage its business in its sole discretion could adversely affect its business by, among other things, limiting its ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that the Company believes may be beneficial to it and considerations regarding negotiations of priorities and cross-default provisions if additional debt financing is pursued.

Indebtedness owing under its loan obligations could have other significant consequences on the Company, including: (i) increasing the Company’s vulnerability to general adverse economic and industry conditions; (ii) requiring the Company to dedicate a substantial portion of its expected cash flow from planned operations to making interest and principal payments on its indebtedness, reducing the availability of the Company’s cash flow to fund capital expenditures, working capital and other general corporate purposes; (iii) limiting the Company’s flexibility in planning for, or reacting to, changes in its business; (iv) placing the Company at a competitive disadvantage compared with its competitors that have less debt or greater financial resources; and (v) limiting, including pursuant to any financial and other restrictive covenants in such indebtedness, the Company’s ability to, among other things, borrow additional funds or raise capital on commercially reasonable terms, if at all, enter into a reorganization, amalgamation, arrangement, merger or other similar transaction, make an investment in or otherwise acquire the property of another person, and materially amend or provide waivers or consents with respect to material contracts.

Thacker Pass Financing Risks

The Company has significant capital requirements associated with the development of its Thacker Pass Project, and will require additional financing to advance the project into and through construction as planned. In addition, a condition of the Tranche 2 investment under the GM Transaction is that the Company must secure sufficient funding to complete the development of Phase 1 of the Thacker Pass Project. The Company may pursue additional equity or debt financing, which could have a dilutive effect on existing security holders if shares, options, warrants or other convertible securities are issued, or result in additional or more onerous restrictions on the Company's business, and substantial interest and capital payments if new debt financing is obtained. The Company submitted a loan application to the DOE as partial financing for the Thacker Pass Project, which, if granted, is not expected to have a dilutive effect but would result in the Company being more highly leveraged, which could have a material adverse effect on the Company's future prospects if it is unable to satisfy its debt obligations as they become due.

The ability of the Company to arrange additional financing for the Thacker Pass Project in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company's business, results of operations and financial condition.

Intellectual Property Risks

The Company relies on the ability to protect its intellectual property rights and depends on patent, trademark and trade secret legislation to protect its proprietary know-how. There is no assurance that the Company has adequately protected or will be able to adequately protect its valuable intellectual property rights, or will at all times have access to all intellectual property rights that are required to conduct its business or pursue its strategies, or that the Company will be able to adequately protect itself against any intellectual property infringement claims. There is also a risk that the Company’s competitors could independently develop similar technology, processes or know-how; that the Company’s trade secrets could be revealed to third parties; that any current or future patents, pending or granted, will be broad enough to protect the Company’s intellectual property rights; or, that foreign intellectual

43

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

property laws will adequately protect such rights. The inability to protect the Company’s intellectual property could have a material adverse effect on the Company’s business, results of operations and financial condition.

Risks of Relying on Consultants

The Company has relied on, and may continue to rely on, consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

Risk of No Dividends

The Company has not paid dividends on its Common Shares since incorporation, and currently has no ability to generate earnings as its mineral properties are in the exploration and development stage. If the Thacker Pass Project or the Caucharí-Olaroz Project is successfully developed, the Company anticipates that it will retain its earnings and other cash resources for future operations and the ongoing development of its business. As such, the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of the Board, which will take into account many factors including the Company’s operating results, financial condition and anticipated cash needs. For these reasons, the Company may never pay dividends.

Information Technology and Cybersecurity Risks

Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow and evolve in terms of severity and sophistication, particularly as a result of remote work during the COVID-19 pandemic. A cybersecurity attack has the potential to compromise the business, financial and other systems of the Company, and could go unnoticed for some time. Risks associated with cybersecurity threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, privacy and confidentiality breaches, and increased costs and time to prevent, respond to or mitigate cybersecurity incidents. The Company has implemented a cybersecurity policy, provided training to its personnel as mitigation measures and is developing a response plan to address potential cybersecurity breaches. System and network maintenance, upgrades and similar best practices are also followed. However, despite these measures, the occurrence of a significant cybersecurity incident could have a material adverse effect on the Company’s business and result in a prolonged disruption to it.

Talent Risk

The Company highly values the contributions of its key personnel. The success of the Company continues to depend largely upon the performance of key officers, employees and consultants who have advanced the Company to its current stage of development and contributed to its potential for future growth. The market for qualified talent has become increasingly competitive, with shortages of qualified talent relative to the number of available opportunities being experienced in all markets where the Company conducts its operations. The ability to remain competitive by offering higher compensation packages and programs for growth and development of personnel, with a view to retaining existing talent and attracting new talent, has become increasingly important to the Company and its operations in the current climate. Any prolonged inability to retain key individuals, or to attract and retain new talent as the Company grows, could have a material adverse effect upon the Company’s growth potential and prospects.

Additionally, the Company has not purchased any “key-man” insurance for any of its directors, officers or key employees and currently has no plans to do so.

Currency Exchange Rate Risks

44

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

The Company transacts business primarily in U.S. dollars and Canadian dollars, and its 44.8%-owned Caucharí-Olaroz Project and its Pastos Grandes Project in Argentine pesos. Fluctuations in exchange rates between currencies may have a significant effect on the cash flows of the Company. The Company’s Thacker Pass Project is located in Nevada, and most costs related to project development and construction are denominated in U.S. dollars. The Company’s 44.8%-owned Caucharí-Olaroz Project and its Pastos Grandes Project are located in Argentina, where certain costs are denominated in the Argentine peso, and others in U.S. dollars or linked to U.S. dollars. The Argentine peso has historically been subject to large devaluations and revaluations and may be subject to significant fluctuations in the future. Future changes in exchange rates could materially affect the Company’s results of operations, either positively or negatively. An appreciation of the Argentine peso compared to the U.S. dollar could make property expenditures more expensive for the Company, and conversely a depreciation could make such expenditures less expensive. While the Company does not engage in foreign exchange hedging, it holds a significant portion of its cash balance in U.S. dollars to allow it to satisfy its U.S. currency needs.

Risks of Legal Proceedings

The Company may be subject to a variety of regulatory requirements, and resulting investigations, claims, lawsuits and other proceedings in the ordinary course of its business, as a result of its status as a publicly traded company and because of its mining exploration and development business. Litigation related to environmental and climate change-related matters, ESG disclosure, and securities class actions arising from share price volatility is also on the rise. The occurrence and outcome of any legal proceedings cannot be predicted with any reasonable degree of certainty due to the inherently uncertain nature of litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. Defence and settlement costs of legal claims can be substantial, even with respect to claims that are determined to have little or no merit.

Litigation may be costly and time-consuming, and can divert the attention of management and key personnel away from day-to-day business operations. The Company and its projects are, from time-to-time, subject to legal proceedings or the threat of legal proceedings. If the Company were to be unsuccessful in defending any such claims against it, or unable to settle claims on a satisfactory basis, the Company may be faced with significant monetary damages, injunctive relief or other negative impacts that could have a material adverse effect on the Company’s business and financial condition. To the extent the Company is involved in any active litigation, the outcome of such matters may not be determinable, and it may not be possible to accurately predict the outcome or quantum of any such proceedings at a given time.

Risks of Conflicts of Interest of Directors and Officers

Certain directors and officers of the Company are, or may become, associated with other natural resource companies, which may give rise to conflicts of interest. In particular, GM beneficially holds 9.931% and Ganfeng holds 9.930% of the Company’s outstanding Common Shares and Ganfeng is also a co-owner of Minera Exar and Exar Capital. For as long as GM and Ganfeng directly or indirectly hold a significant interest in the Company, GM and Ganfeng may, on their own, and GM may, through its nominee on the Board when the nominee is appointed or elected, be in a position to affect the Company’s operations and direction. In addition, GM and Ganfeng may have more influence than other shareholders over the passage of any shareholder resolutions (for example, as would be required to amend the Company’s constating documents or take certain other corporate actions) and the Company’s Board.

Pursuant to the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose such interest and generally abstain from voting on any resolution to approve such contract. In addition, directors and the officers are required to act honestly and in good faith with a view to the best interests of the corporation. The Company has established robust independence procedures in connection with recent transactions where potential conflicts of interest existed. Such procedures include the establishment of a special committee of independent directors to review the transaction, independent valuations or fairness opinions and the engagement of independent counsel to advise the special committee. Nevertheless, there is a risk that the conflicted parties and their

45

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

representatives use their position to serve their own interests, to the detriment of the Company which could have a material adverse effect on the Company and its future prospects.

Share Price Risks

The Common Shares are publicly traded on the TSX and NYSE. The market price of the stock of a publicly traded company, particularly a natural resources company, is affected by many variables in addition to those directly related to exploration successes or failures, many of which are outside the Company’s control. Such factors include: the general condition of markets for resource stocks, and particularly for stocks of lithium exploration and development companies and other battery-metals stocks; the general strength of the economy; the availability and attractiveness of alternative investments; analysts’ recommendations and their estimates of financial performance; investor perception and reactions to disclosure made by the Company, and by the Company’s competitors; reputational risks of the Company; and the breadth of the public markets for the stock. Although the Common Shares are generally not thinly traded, investors could suffer significant losses if the Company’s Common Shares are depressed or illiquid when an investor seeks liquidity.

Risks of Enforcing U.S. Judgments

The Company is a Canadian company, organized under the laws of British Columbia and headquartered in the province. A majority of the Company’s directors, officers and experts named in this MD&A are not citizens or residents of the United States. In addition, a substantial part of the assets of the Company are located outside the United States. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States any judgments against the Company and its directors and officers and the experts named in this MD&A, which are obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws, or (ii) bring in courts outside the United States an original action against the Company and its directors and officers and the experts named in this MD&A to enforce liabilities based upon such U.S. securities laws.

Risks of Loss of Foreign Private Issuer Status

As a “foreign private issuer”, as such term is defined under the U.S. Exchange Act, the Company is exempt from certain of the provisions of U.S. federal securities laws. However, if the Company were to lose its status as a foreign private issuer, the Company may become subject to more onerous regulatory and reporting requirements in the United States. Compliance with these additional regulatory and reporting requirements under U.S. federal securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that the Company were to offer or sell securities outside of the United States, the Company would have to comply with the more restrictive requirements of Regulation S under the United States Securities Act of 1933, as amended, that apply to U.S. domestic companies, and the Company would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit the Company’s ability to access capital markets in the future or increase the costs. In addition, the Company may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers, which may further increase the Company’s costs of compliance.

Risks of Transitioning from Emerging Growth Company Status

As an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act, the Company was exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002 (“SOX”), which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s annual assessment of internal control over financial reporting, as defined in Rules 13a‐15(f) and 15d-15(f) under the U.S. Exchange Act.

As a result of the increase in the Company’s market capitalization, the Company is now a “large accelerated filer”. Accordingly, the Company engaged its independent auditors to provide an attestation report relating to management’s assessment of internal control over financial reporting for the year ended December 31, 2022, as defined in Rules 13a‐15(f) and 15d-15(f) under the U.S. Exchange Act, in order to comply with Section 404(b) of SOX.

46

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

There is an ongoing risk that the Company’s internal control over financial reporting may not be adequate, or the Company may not be able to maintain them as required by SOX. The Company also may not be able to maintain effective internal control over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.

If the Company does not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of the Company’s financial statements, and this could harm the Company’s business and have a negative effect on the trading price or market value of securities of the Company.

If the Company does not implement new or improved controls, or experiences difficulties in implementing them, it could harm its operating results, or it may not be able to meet its reporting obligations. There is no assurance that the Company will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that the Company will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.

If any of Company’s staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that Company’s internal controls over financial reporting will detect this. The effectiveness of the Company’s controls and procedures may also be limited by simple errors or faulty judgments. Continually enhancing the Company’s internal controls is important, especially as the Company expands, and the challenges involved in implementing appropriate internal controls over financial reporting will increase.

The cost of compliance with Section 404(b) of SOX will require the Company to incur substantial accounting expense and expend significant management time on compliance-related issues as the Company implements additional corporate governance practices and comply with reporting requirements. If the Company or the Company’s independent auditors identify deficiencies in the Company’s internal control over financial reporting as material weaknesses, the Company may be required to make prospective or retroactive changes to our financial statements, consider other areas for further attention or improvement, or be unable to obtain the required attestation in a timely manner, if at all.

Although the Company intends to devote substantial time to ongoing compliance with this, including incurring the necessary costs associated therewith, it cannot be certain that it will be successful in complying with Section 404 of SOX.

Proposed and Recently Enacted Tax and Other Legislation in the U.S. and Canada

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect the Company or holders of the Common Shares. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact the Company’s financial performance and the value of the Common Shares. Additionally, states in which the Company operates or owns assets may impose new or increased taxes. If enacted, most of the proposals would be effective for the current or later years. The proposed legislation remains subject to change, and its impact on the Company and holders of Common Shares is uncertain.

In addition, the US Inflation Reduction Act of 2022 includes provisions that will impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that will impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on a corporation repurchasing such stock. It is unclear how this legislation will be implemented by the U.S. Department of the Treasury and the Company cannot predict how this legislation or any future changes in tax laws might affect the Company or holders of the Common Shares.

On March 28, 2023, the government of Canada released its 2023 federal budget which includes provisions that will impact the Canadian federal income taxation of corporations. Similar to the U.S. measure relating to corporate stock

47

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

repurchases, Canada has proposed a 2% tax on the net value of equity repurchases by certain publicly traded entities. The application of the tax will be subject to certain exceptions and anti-avoidance provisions. As of the date of this MD&A, draft legislation has yet to be released and the Company cannot predict how this legislation or any future changes in tax laws might affect the Company or holders of the Common Shares.

TECHNICAL INFORMATION AND QUALIFIED PERSON

Detailed scientific and technical information on the Caucharí-Olaroz project can be found in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report entitled “Updated Feasibility Study and Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at Caucharí-Olaroz Salars, Jujuy Province, Argentina” that was filed on SEDAR. The technical report has an effective date of September 30, 2020, and was prepared by Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat., and Marek Dworzanowski, CEng, PrEng., each of whom is a “Qualified Person” for the purposes of NI 43-101 for the sections of the report that they are responsible for preparing and are independent of the Company.

Detailed scientific and technical information on the Thacker Pass Project can be found in the NI 43-101 technical report dated January 31, 2023, entitled “Feasibility Study: National Instrument 43-101 Technical Report for the Thacker Pass Project, Humboldt County, Nevada, USA” (the “Thacker Pass Technical Report”). The Thacker Pass Technical Report has an effective date of November 2, 2022 and was prepared by Daniel Roth, P.E., Laurie Tahija, QP-MMSA, Eugenio Iasillo, P.E., Kevina Martina, PE., Benson Chow, RM-SME, Walter Mutler, P.E., Kevin Bahe, P.E., Paul Kaplan, P.E., Tyler Cluff, RM-SME and Bruce Shannon, P.E., each of whom is a “Qualified Person” for the purposes of NI 43-101 for the sections of the report that they are responsible for preparing and are independent of the Company.

Copies of the technical reports are available on the Company’s website at www.lithiumamericas.com and on the Company’s SEDAR profile at www.sedar.com.

The scientific and technical information in this MD&A has been reviewed and approved by Dr. Rene LeBlanc, a “Qualified Person” for purposes of NI 43-101 by virtue of his experience, education, and professional association. Dr. LeBlanc is the Chief Technical Officer of the Company.

Further information about Thacker Pass, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to the results of the feasibility study, the resources and reserves, and factors that may affect those estimates is available in the above-mentioned Thacker Pass Technical Report.

Further information about the Caucharí-Olaroz project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources and reserves, factors that may affect those estimates, and details regarding development and the mine plan for the project, is available in the above-mentioned Cauchari-Olaroz technical report.

Unless otherwise indicated, all mineral reserves and mineral resources estimates included in this MD&A have been prepared in accordance with NI 43-101 and the CIM Definition Standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on May 10, 2014. These standards are similar to, but differ in some ways from, the requirements of the U.S. Securities and Exchange Commission (the “SEC”) that are applicable to domestic United States reporting companies and foreign private issuers not eligible for the multijurisdictional disclosure system adopted by the United States and Canada. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards under Subpart 1300 of Regulation S-K. Accordingly, information included in this MD&A that describes the Company's mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

48

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

The Company’s annual financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and the Company’s interim statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. This MD&A refers to non-GAAP financial measures “working capital” and expected average annual EBITDA with respect to the results of the feasibility study for the Thacker Pass Project, which are not measures recognized under IFRS and do not have standardized meanings prescribed by IFRS or by Generally Accepted Accounting Principles (“GAAP”) in the United States.

These non-GAAP financial measures may not be comparable to similar measures used by other issuers.

“Working capital” is the difference between current assets and current liabilities. It is a financial measure that has been derived from the Company’s financial statements and applied on a consistent basis as appropriate. The Company discloses this financial measure because it believes it assists readers in understanding the results of the Company’s operations and financial position and provides further information about the Company’s financial results to investors.

“EBITDA” is an abbreviation for earnings before interest, taxes, depreciation and amortization. The Company believes this measure provides investors with an improved ability to evaluate the prospects of the Company and, in particular, its Thacker Pass Project. As the Thacker Pass Project is not in production, this prospective non‐GAAP financial measure may not be reconciled to the nearest comparable measure under IFRS and the equivalent historical non-GAAP financial measure for the prospective non‐GAAP measure or ratio discussed herein is nil$.

These measures should not be considered in isolation or used in substitution for other measures of performance prepared in accordance with IFRS.

49

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities regulators and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis. The Company’s management believes that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls over financial reporting during the year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management, including the CEO and CFO, has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, the Company’s management, including the CEO and CFO, has concluded that as at December 31, 2022, the Company’s internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning Mineral Resource and Mineral Reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: development of the Cauchari-Olaroz Project and the Thacker Pass Project, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; plans at

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

the Caucharí-Olaroz Project to prioritize commissioning and the expected timing to complete deferred construction items such as the purification process as a result of such prioritization; expected timing to provide an update on the production ramp-up schedule for the Caucharí-Olaroz Project; expectations regarding accessing funding from the ATVM Loan Program; expectations and anticipated impact of the COVID-19 pandemic; anticipated timing to resolve, and the expected outcome of, any complaints or claims made or that could be made concerning the environmental permitting process in the United States for the Thacker Pass Project, including the lawsuit against the BLM and the appeal filed in the United States Court of Appeal for the Ninth Circuit, both filed in February 2023; capital expenditures and programs; estimates, and any change in estimates, of the Mineral Resources and Mineral Reserves at the Company’s properties; development of Mineral Resources and Mineral Reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates, including whether certain Mineral Resources will ever be developed into Mineral Reserves and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; the Company’s ability to raise capital; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz Project, which is held and operated through an entity in Argentina that is 44.8% owned by the Company, 46.7% owned by Ganfeng and 8.5% owned by JEMSE; successful operation of the Caucharí-Olaroz Project under its co-ownership structure; ability to produce high purity battery grade lithium products; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass Project; successful development of the Thacker Pass Project; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, and net cash flows of the Cauchari-Olaroz Project and the Thacker Pass Project; the Company’s share of the expected capital expenditures for the construction of the Cauchari-Olaroz Project and the expected capital expenditures for the construction of the Thacker Pass Project; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, matters relating to the agreement reached by the Argentine government with the International Monetary Fund in respect of Argentina’s external debt, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; the GM Transaction and the potential for additional financing scenarios for the Thacker Pass Project; the expected timetable for completing Tranche 2 of the GM Transaction; the ability of the Company to complete Tranche 2 of the GM Transaction on the terms and timeline anticipated, or at all; the receipt of shareholder and required stock exchange and regulatory approvals, authorizations and court rulings, and the securing of sufficient funding to complete the development of Phase 1 of the Thacker Pass Project, required for Tranche 2 of the GM Transaction; the expected benefits of the GM Transaction; the expected timetable for completing the Separation (including timing of advance tax rulings from the CRA and the IRS in connection with same); the ability of the Company to complete the Separation on the terms and timeline anticipated, or at all; the receipt of Board of Directors, shareholder and required third party, court, tax, stock exchange and regulatory approvals required for the Separation (including obtaining a CRA and an IRS advance income tax ruling in respect thereof); the expected holdings and assets of the entities resulting from the Separation; the expected benefits of the Separation for each business and to the Company’s shareholders and other stakeholders; the strategic advantages, future opportunities and focus of each business resulting from the Separation; the expected timetable for completing the Arena Transaction; the ability of the Company to complete the Arena Transaction on the terms and timeline anticipated, or at all; the anticipated ownership interest in the Company of Arena shareholders following completion of the Arena Transaction; the receipt of Arena securityholder approval, certain regulatory and court approvals, including the approvals and authorizations of the TSX, NYSE and TSX Venture Exchange, and any required approval under the Investment Canada Act; and the expected benefits of the Arena Transaction.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, the Company has made assumptions regarding, among other things:

•
current technological trends;
•
a cordial business relationship between the Company and its co-owners of the Caucharí-Olaroz Project;
•
ability of the Company to fund, advance and develop the Caucharí-Olaroz Project and the Thacker Pass Project, and the respective impacts of the projects when production commences;
•
the Company’s ability to operate in a safe and effective manner;
•
uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina;
•
demand for lithium, including that such demand is supported by growth in the electric vehicle market;
•
the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry;
•
general economic conditions;
•
the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
•
stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;
•
the impact of unknown financial contingencies, including litigation costs, on the Company’s operations;
•
gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
•
estimates of and unpredictable changes to the market prices for lithium products;
•
development and construction costs for the Cauchari-Olaroz Project and the Thacker Pass Project, and costs for any additional exploration work at the projects;
•
estimates of Mineral Resources and Mineral Reserves, including whether certain Mineral Resources will ever be developed into Mineral Reserves;
•
reliability of technical data;
•
anticipated timing and results of exploration, development and construction activities, including the impact of COVID-19 on such timing;
•
timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass Project;
•
the Company’s ability to obtain additional financing on satisfactory terms or at all;
•
the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;

52

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in US dollars, unless stated otherwise)

•
the impact of COVID-19 on the Company’s business; and
•
accuracy of development budget and construction estimates.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and in the Company’s latest AIF available on SEDAR.

All forward-looking information contained in this MD&A is expressly qualified by the risk factors set out in the Company’s latest AIF and this MD&A. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company’s filings with securities regulators, including our latest AIF, which are available on SEDAR at www.sedar.com.

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